Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SONICWALL, INC.,

PSM HOLDINGS 2, INC.

AND

PSM MERGER SUB, INC.

DATED AS OF JUNE 2, 2010

i

ii

iii

EXHIBITS

A.	Form of Voting Agreement

B.	Agreement of Merger

C.	FIRPTA Certificate

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 2, 2010, is by and among PSM Holdings 2, Inc., a Delaware corporation (“Parent”), PSM Merger Sub, Inc., a California corporation and wholly-owned direct subsidiary of Parent (“Merger Sub”), and SonicWALL, Inc., a California corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Article IX, and Article IX includes an index of all capitalized terms used in this Agreement.

RECITALS

WHEREAS, the Company and Merger Sub each have determined that it is advisable, fair to and in the best interests of its Shareholders to effect a merger (the “Merger”) of Merger Sub with and into the Company pursuant to the California Corporations Code (the “CCC”), upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each outstanding share of common stock, no par value per share, of the Company (the “Company Common Stock”), shall be converted into the right to receive cash, as set forth herein, all upon the terms and subject to the conditions of this Agreement.

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has unanimously (i) approved this Agreement, the Merger and the other transactions contemplated hereby, (ii) determined that the Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are fair to, advisable and in the best interests of the Company and its shareholders (the “Company Common Shareholders”) and (iii) recommended the approval of the principal terms of this Agreement and the Agreement of Merger by the Company Common Shareholders.

WHEREAS, Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Thoma Bravo Fund IX, L.P., a Delaware limited partnership, and Ontario Teachers’ Pension Plan Board, a corporation established under the Teachers’ Pension Act (Ontario) (the “Sponsors”), have on a several, and not joint and several, basis entered into limited guarantees, dated as of the date hereof in favor of the Company with respect to certain obligations and liabilities of Parent and Merger Sub arising under, or in connection with, this Agreement (the “Limited Guarantees”).

WHEREAS, the board of directors of Parent and Merger Sub have each unanimously (i) approved this Agreement, the Merger and the other transactions contemplated hereby, (ii) determined that the Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are fair to, advisable and in the best interests of Merger Sub and its sole Shareholder and (iii) approved this Agreement and recommended the approval of this Agreement by Merger Sub’s sole Shareholder.

WHEREAS, simultaneously with the execution and delivery of this Agreement, certain Company Common Shareholders have entered into voting agreements in the form attached hereto as Exhibit A (the “Voting Agreements”), dated as of the date hereof, with Parent, pursuant to which, among other things, such Company Common Shareholders have agreed to vote their shares in favor of the approval of the principal terms of this Agreement and the Agreement of

Merger and against any competing proposals.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, the Company and the Parent shall consummate the Merger pursuant to which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the successor or surviving corporation in the Merger, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects set forth in the CCC.

Section 1.2 Closing. Subject to the terms and conditions of this Agreement, the Closing will take place at 10:00 a.m., local time, at the offices of Kirkland & Ellis LLP, 300 N. LaSalle Street, Chicago, Illinois 60654, on the later of (a) the second Business Day after the satisfaction or waiver of the conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) set forth in Article VI, and (b) the earlier to occur of (i) during the Marketing Period on a date specified by Parent on three (3) Business Days written notice to the Company and (ii) the first (1st) Business Day immediately following the final day of the Marketing Period, or another time, date or place as is agreed to in writing by the parties (the date on which the Closing occurs, the “Closing Date”).

Section 1.3 Effective Time. On the Closing Date and subject to the terms and conditions hereof, the parties shall cause the Agreement of Merger in substantially the form attached hereto as Exhibit B (the “Agreement of Merger”) and other appropriate and required documents to be delivered for filing with the California Secretary. The Merger shall become effective at the Effective Time. If the California Secretary requires any changes in the Agreement of Merger as a condition to filing or issuing a certificate to the effect that the Merger is effective, Merger Sub and the Company shall execute any necessary revisions incorporating such changes, provided such changes are not inconsistent with and do not result in any material change in the terms of this Agreement.

Section 1.4 Conversion of the Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Except as provided in Section 1.4(d), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenter Shares) shall be canceled and shall by virtue of the Merger and without any action on the part of the holder thereof be converted automatically into the right to receive $11.50 in cash, without interest (the “Merger Consideration”), upon surrender of the certificate representing such share of Company Common Stock or in adherence with the applicable procedures set forth in the letter of transmittal or equivalent document for uncertificated shares of Company Common Stock represented by book-entry (“Book-Entry Shares”) as provided in Article II. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or Book-Entry Shares theretofore representing such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration into which such shares of Company Common Stock have been converted, as provided herein or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.6.

(b) Each share of Company Common Stock that is owned by the Company (or any Subsidiary of the Company) as treasury stock or otherwise and each share of Company Common Stock owned by Parent shall be canceled and retired and cease to exist and no payment or distribution shall be made with respect thereto.

(c) Each share of Class A common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of Class A common stock, no par value per share, of the Surviving Corporation. Each share of Class B common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of Class B common stock, no par value per share, of the Surviving Corporation. The shares of Class A common stock and the shares of Class B common stock shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d) If between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, solely by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction and to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

Section 1.5 Organizational Documents.

(a) At the Effective Time, the Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, except that such Articles of Incorporation shall be amended to change the name of the Surviving Corporation to “SonicWALL, Inc.” Thereafter, the Articles of Incorporation of the Surviving Corporation may only be amended in accordance with its terms and as provided by Law.

(b) At the Effective Time, the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation (except that all references to Merger Sub in the Bylaws of the Surviving Corporation shall be amended to refer to “SonicWALL, Inc.”). Thereafter, the Bylaws of the Surviving Corporation may only be amended or repealed in accordance with their terms and the Articles of Incorporation of the Surviving Corporation and as provided by Law.

Section 1.6 Directors of the Surviving Corporation. The directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors of Merger Sub immediately prior to the Effective Time and the officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are officers of Merger Sub immediately prior to the Effective Time.

Section 1.7 Company Options and Company RSUs.

(a) Termination of Company Equity Plans. Except as otherwise agreed to by the parties, (i) the Company Equity Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary thereof shall be canceled as of the Effective Time and (ii) the Company shall ensure that following the Effective Time no participant in the Company Equity Plans or other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any Subsidiary thereof.

(b) Company Common Stock Options. At the Effective Time, each outstanding Company Common Stock Option, whether vested or unvested, shall become fully vested and cancelled and (i) in the case of a Company Common Stock Option having a per share exercise price less than the Merger Consideration, for the right to receive from the Surviving Corporation for each share of Company Common Stock subject to such Company Common Stock Option immediately prior to the Effective Time an amount (subject to any applicable withholding tax) in cash equal to the product of (A) the number of shares of Company Common Stock subject to such Company Common Stock Option immediately prior to the Effective Time and (B) the amount by which the Merger Consideration exceeds the per share exercise price of such Company Common Stock Option, or (ii) in the case of any Company Common Stock Option having a per share exercise price equal to or greater than the Merger Consideration, without the payment of cash or issuance of other securities in respect thereof. The cancellation of a Company Common Stock Option as provided in the immediately preceding sentence shall be deemed a release of any and all rights the holder thereof had or may have had in respect of such Company Common Stock Option. Prior to the Effective Time, the Company shall deliver to the holders of Company Common Stock Options notices, in form and substance reasonably acceptable to Parent, setting forth such holders’ rights pursuant to this Agreement.

(c) Employee Stock Purchase Plan. As soon as practicable following the date of this Agreement, the Company Board of Directors (or, if appropriate, any committee administering the Company’s 1999 Employee Stock Purchase Plan, as amended (the

“ESPP”)) shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the ESPP: (i) each individual participating in the Offering Period (as defined in the ESPP) in progress as of the date of this Agreement (the “Final Offering”) shall not be permitted (x) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect when the Final Offering commenced, or (y) to make separate non-payroll contributions to the ESPP on or following the date of this Agreement; (ii) no individual who is not participating in the ESPP as of the date of this Agreement may commence participation in the ESPP following the date of this Agreement; (iii) the Final Offering shall end on (and the final Purchase Date (as defined in the ESPP) shall be) the earlier to occur of June 14 2010 and a date that is five (5) calendar days prior to the Effective Time; (iv) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the ESPP as of the end of the Final Offering; and (v) the ESPP shall terminate immediately following the end of the Final Offering and no further rights shall be granted or exercised under the ESPP thereafter. All shares of Company Common Stock purchased in the Final Offering shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(d) Company RSUs. At the Effective Time, each Company Restricted Stock Unit (each, an “RSU”), whether vested or unvested, that is outstanding immediately prior thereto shall become fully vested and shall be converted automatically into the right to receive at the Effective Time an amount in cash in U.S. dollars equal to the product of (i) the total number of such shares of Company Stock subject to such RSU and (ii) the Merger Consideration.

Section 1.8 Dissenter Shares. Notwithstanding anything in this Agreement to the contrary, if any Dissenting Shareholder shall demand to be paid the “fair market value” of its Dissenter Shares, as provided in Chapter 13 of the CCC, such Dissenter Shares shall not be converted into or exchangeable for the right to receive the Merger Consideration (except as provided in this Section 1.8) and shall entitle such Dissenting Shareholder only to payment of the fair market value of such Dissenter Shares, in accordance with Chapter 13 of the CCC, unless and until such Dissenting Shareholder withdraws (in accordance with Chapter 13 of the CCC) or effectively loses the right to dissent. The Company shall not, except with the prior written consent of Parent, voluntarily make (or cause or permit to be made on its behalf) any payment with respect to, or settle or offer to settle, any such demand for payment of fair market value of Dissenter Shares prior to the Effective Time. The Company shall give Parent prompt notice of any such demands prior to the Effective Time and Parent shall have the right to participate in and control all negotiations and proceedings with respect to any such demands. If any Dissenting Shareholder shall have effectively withdrawn (in accordance with Chapter 13 of the CCC) or lost the right to dissent, then as of the later of the Effective Time or the occurrence of such event, the Dissenter Shares held by such Dissenting Shareholder shall be cancelled and converted into and represent the right to receive the Merger Consideration pursuant to Section 1.8.

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1 Paying Agent. No later than one Business Day following the Closing, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Paying Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Paying Agent, cash in U.S. dollars in an amount sufficient to pay the aggregate amount of the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”) payable pursuant to Article I in exchange for outstanding shares of Company Common Stock (but not, for the avoidance of doubt, for payments in respect of Company Common Stock Options or Company RSUs, which shall be paid by the Company through its payroll system as soon as practicable following the Closing and in no event later than the first regularly scheduled payroll date following the Closing). The Paying Agent shall deliver the Merger Consideration contemplated to be paid pursuant to Article I in exchange for outstanding shares of Company Common Stock out of the Exchange Fund. The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that: (a) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Company Common Stock; and (b) such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation or Parent, and any amounts in excess of the amounts payable pursuant to Article I shall be promptly returned to the Surviving Corporation or Parent, in each case as directed by Parent. The Exchange Fund shall not be used for any other purpose.

Section 2.2 Exchange Procedures. Promptly following the Effective Time (but in no event later than two (2) Business Days following the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate or Certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”, it being understood that any references herein to “Certificates” shall be deemed to include Book-Entry Shares) and whose shares of Company Common Stock have been converted into the right to receive Merger Consideration pursuant to Article I (a) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (b) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be customarily and reasonably required pursuant to such instructions (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares on a book-entry account statement), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive in respect of the shares of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any Merger Consideration payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Article II, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration or the right to demand to be paid the “fair market value” of the shares represented thereby as contemplated by Article I.

Section 2.3 Further Rights in Company Common Stock. All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.

Section 2.4 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the Merger Consideration, without any interest thereon.

Section 2.5 No Liability. None of Parent, the Company or the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

Section 2.6 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration without any interest thereon.

Section 2.7 No Further Dividends. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates.

Section 2.8 Withholding of Tax. Parent, the Surviving Corporation, any Affiliate thereof or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to pursuant to this Agreement to any holder of shares of Company Common Stock and or Company Common Stock Options such amount as Parent, the Surviving Corporation, any Affiliate thereof or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or the Paying Agent, such withheld amounts shall be (a) paid over to the applicable Governmental Entity in accordance with applicable Law or Order and (b) treated for all purposes of this Agreement as having been paid to the former holder of a Certificate or Company Common Stock Option in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company Disclosure Letter delivered by the Company to Parent on or prior to the date of the execution of this Agreement (the exceptions and disclosures set forth in the part or subpart of the Company Disclosure Letter corresponding to the particular Section or subsection of this Article III in which such representation and warranty appears, any exceptions or disclosures cross-referenced to another part or subpart of the Company Disclosure Letter and any exception or disclosure in any other part or subpart of the Company Disclosure Letter to the extent it is reasonably apparent on its face that such exception or disclosure qualifies such other representation or warranty), and except as set forth in the Company Reports (to the extent it is reasonably apparent on its face that any such disclosure set forth in the Company Reports would qualify the representations and warranties contained herein and other than, in each case, any matters required to be disclosed for purposes of Section 3.3 (Capitalization) and excluding from the Company Reports (1) any exhibits thereto, (2) any items included therein that are incorporated by reference to Company Reports filed prior to December 31, 2008 and (3) any risk factor disclosures or other cautionary, predictive or forward-looking disclosures contained therein), the Company represents and warrants to each of the other parties hereto as follows:

Section 3.1 Organization and Good Standing; Charter Documents.

(a) The Company and each of its Subsidiaries listed on Section 3.1(a) of the Company Disclosure Letter (each a “Scheduled Subsidiary” and collectively the “Scheduled Subsidiaries”) (i) is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of incorporation, (ii) has the requisite corporate (or, in the case of any Scheduled Subsidiary that is not a corporation, other) power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted, and (iii) is duly qualified or licensed to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except in each case, as would not have a Company Material Adverse Effect.

(b) The Company has delivered to Parent (or included as an exhibit to the Company 10-K) complete and correct copies of the Articles of Incorporation and by-laws (or similar organizational documents) of the Company and each Scheduled Subsidiary, each as amended to date, and each as so delivered is in full force and effect. The Company is not in violation of any of the provisions of the Company Articles of Incorporation or the Company Bylaws and will not be in violation of any of the provisions of the Company Articles of Incorporation or Company Bylaws, as such Company Articles of Incorporation and Company Bylaws may be amended (subject to Section 5.1) between the date hereof and the Closing Date. As of any date following the date hereof, notwithstanding anything in this Agreement to the contrary and notwithstanding anything set forth in the Company Disclosure Letter, neither the Company nor any of its “significant subsidiaries” (as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act) has filed for bankruptcy or filed for reorganization under the U.S. federal bankruptcy laws or similar state or federal law, become insolvent or become subject to conservatorship or receivership.

Section 3.2 Authority for Agreement. Subject to the requisite vote of the Shareholders of the Company, the Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited against the Company by (a) bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (b) the exercise by courts of equity powers (the “Bankruptcy and Equity Exception”).

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock. As of June 1, 2010, (i) no shares of preferred stock, and (ii) 55,300,064 shares of Company Common Stock are issued and outstanding, and no shares of Company Common Stock or preferred stock are held in the Company’s treasury. The Company will not issue any additional shares of Company Common Stock prior to the Effective Time other than shares issued pursuant to the exercise of Company Common Stock Options described in this Section 3.3(a) below or shares issued pursuant to the ESPP with respect to the Final Offering Period. As of June 1, 2010, a maximum number of 19,201,309 shares of Company Common Stock are issuable pursuant to outstanding Company Common Stock-Based Awards consisting of consisting solely of (i) 19,148,809 Company Common Stock Options outstanding pursuant to the Company Equity Plans, each such Company Common Stock Option entitling the holder thereof to purchase one share of Company Common Stock, and 19,148,809 shares of Company Common Stock are authorized and reserved for future issuance pursuant to the exercise of such Company Common Stock Options and (ii) RSUs outstanding for 52,500 shares of Company Common Stock. Except as set forth above, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued Equity Interests of the Company or any of its Subsidiaries, or securities convertible into or exchangeable for such Equity Interests, or obligating the Company or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries.

(b) Except as set forth above, there are no outstanding contractual obligations to which the Company or any of its Subsidiaries is a party affecting or requiring the repurchase, redemption, issuance, creation or disposition of, any Equity Interests in the Company or any of its Subsidiaries. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Company or any of its Subsidiaries. All outstanding shares of Company Common Stock are, and any additional shares of Company Common Stock issued after the date hereof and prior to the Effective Time will be, duly authorized and validly issued, fully paid and nonassessable, free of any Encumbrances other than Encumbrances imposed upon the holder thereof by reason of the acts or omissions of such holder, not subject to any preemptive rights or rights of first refusal created by statute, and issued in compliance in all material respects with all applicable federal and state securities Laws.

(c) All shares of Company Common Stock subject to issuance under the Company Equity Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and issued in compliance in all material respects with all applicable federal and state securities Laws. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company’s Shareholders may vote. The copies of the Company Equity Plans that are filed as exhibits to the Company 10-K are complete and correct copies thereof as in effect on the date hereof. Section 3.3(c) of the Company Disclosure Letter sets forth a list of the holders of Company Common Stock Options and/or Company Common Stock-Based Awards as of the date hereof, the maximum and target number of shares of Company Common Stock subject to such Company Common Stock Option or Company Common Stock-Based Award, the expiration date of such Company Common Stock Option or Company Common Stock-Based Award, the price at which such Company Common Stock Option or Company Common Stock-Based Award may be exercised (if any) and the vesting schedule of each such Company Common Stock Option or Company Common Stock-Based Award.

(d) As of the date hereof, except for the Voting Agreements, there are no Shareholder agreements, voting trusts, proxies or other agreements or understandings to which the Company is a party or by which it is bound with respect to the voting or registration of Company Common Stock or capital stock of any its Subsidiaries or preemptive rights with respect thereto.

(e) There are no preemptive rights of first refusal, co-sale rights, “drag-along” rights or registration rights granted by the Company with respect to the Company’s capital stock and in effect as of the date hereof.

(f) Except for the Company’s repurchase rights with respect to unvested shares issued under the Company Equity Plans and with respect to Company Restricted Stock, there are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of the Company), of the Company or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other Person.

Section 3.4 Company Subsidiaries. Section 3.4 of the Company Disclosure Letter contains a correct and complete list of all of the Subsidiaries of the Company and the ownership interest of the Company or its Subsidiaries in each Subsidiary. The Company or one of its Subsidiaries is the record and beneficial owner of all outstanding shares of capital stock of each Subsidiary of the Company and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each Subsidiary of the Company are owned by the Company free and clear of all Encumbrances except for Encumbrances that would not prevent any Subsidiary from conducting its business as of the Effective Time in substantially the same manner as conducted on the date hereof. Except for the capital stock of, or other equity or voting interests in, the Subsidiaries set forth on Exhibit 21.1 to the Company 10-K, the Company does not own or have the right or obligation to acquire, directly or indirectly, any Equity Interest in, any Person.

Section 3.5 No Conflict; Required Filings and Consents.

(a) Assuming compliance with the Exchange Act, the CCC, the HSR Act and applicable foreign antitrust laws, the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger (subject to the approval of the principal terms of this Agreement and the Agreement of Merger by the Company Required Vote) will not, (i) conflict with or violate any provision of the Company Articles of Incorporation or Company Bylaws, or the equivalent charter documents of any Subsidiary of the Company, (ii) conflict with or violate any Law applicable to the Company or its Subsidiaries or by which any material property or material asset of the Company or any of its Subsidiaries is bound or affected, or (iii) result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, consent, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations, or result (immediately or with notice or lapse of time or both) in the creation of an Encumbrance on any Company Material Contract, except in the case of clauses (ii) and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences that would not have a Company Material Adverse Effect.

(b) The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock as of the record date to be established for the Company Shareholders Meeting, voting as a single class, at the Company Shareholders Meeting, in favor of approving the principal terms of this Agreement and the Agreement of Merger is the only corporate proceeding or vote of the holders of any class or series of the Company’s capital stock necessary to approve the principal terms of this Agreement and the Agreement of Merger, the Merger and the other transactions contemplated hereby, other than the completed actions set forth in Section 3.5(c) below.

(c) The Company Board of Directors has unanimously (i) approved the terms of this Agreement, the Merger and the other transactions contemplated hereby, (ii) determined that the Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are fair to, advisable and in the best interests of the Company and the Company Common Shareholders and (iii) recommended the approval of the principal terms of this Agreement and the Agreement of Merger by the Company Common Shareholders (the “Company Recommendation”).

(d) No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity, is required to be made or obtained by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger, except for (i) the filing of a premerger notification and report form by the Company under the HSR Act, and any applicable filings and approvals under any other Antitrust Law, (ii) such filings as may be required under federal or state securities laws, including compliance with the Exchange Act, (iii) the filing with the SEC of the Proxy Statement, as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (iv) any filings or notifications required under the rules and regulations of Nasdaq of the transactions contemplated hereby, and (v) the filing of the Agreement of Merger with the California Secretary and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business.

Section 3.6 Compliance.

(a) Compliance with Laws; Permits. The Company and its Subsidiaries hold all Company Permits, except where the failure to hold such Company Permits would not have a Company Material Adverse Effect. All such Company Permits are in full force and effect and the Company and its Subsidiaries are in compliance with the terms of the Company Permits and all applicable Laws, except where the failure to so maintain such Company Permits or to so comply would have a Company Material Adverse Effect. Since January 1, 2008, the Company and its Subsidiaries have been and are in compliance in all material respects with all applicable Laws or Orders and applicable listing, corporate governance and other rules and regulations of Nasdaq. The Company has not received any notice to the effect that the Company or any of its Subsidiaries is not in material compliance with the terms of any material Company Permits or any such Laws. No material Company Permit shall cease to be effective as a result of the transactions contemplated by this Agreement. To the Knowledge of the Company, as of the date of this Agreement no investigation by any Governmental Entity with respect to the Company or any of its Subsidiaries or their respective businesses is pending or threatened in writing.

(b) Prohibited Payments. Except for matters that, individually or in the aggregate, would not have a Company Material Adverse Effect, neither the Company, any Subsidiary of the Company, nor, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any Subsidiary of the Company has, in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated any provision of the U.S. Foreign Corrupt Practices Act of

1977, as amended (including the rules and regulations promulgated thereunder, the “FCPA”); or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee. During the three (3) year period immediately preceding the date of this Agreement, neither the Company nor any Subsidiary of the Company has received any written communication that alleges that the Company or any Subsidiary of the Company, or any Representative acting on behalf of the Company is, or may be, in violation of, or has, or may have, any material liability under, the FCPA which has not been resolved.

(c) Import/Export Compliance. The Company and each of its Subsidiaries has at all times conducted its export transactions in accordance with (i) all applicable U.S. export and reexport controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (ii) all other applicable import/export controls in other countries in which the Company conducts business, except for any instances of noncompliance that would not have a Company Material Adverse Effect. Without limiting the foregoing and except in each case as would not have a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries have obtained all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Entity required for (y) the export and reexport of products, services, software and technologies and (z) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”); (ii) the Company and each of its Subsidiaries are in compliance with the terms of all applicable Export Approvals; (iii) there are no pending or, to the Company’s Knowledge, threatened claims in writing against the Company or any Subsidiary with respect to such Export Approvals; and (iv) no Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required, or such Export Approvals can be obtained expeditiously without material cost. Section 3.6(c) of the Company Disclosure Letter sets forth the true, complete and accurate export control classifications applicable to the Company’s and its Subsidiaries’ products, services, software and technologies.

Section 3.7 Litigation.

(a) There are no claims, actions, suits, proceedings, governmental investigations or inquiries in writing or subpoenas (each an “Action”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any current or former supervisory employee of the Company or any of its Subsidiaries with respect to any acts or omissions in connection with their employment with the Company or any of its Subsidiaries, or any properties or assets of the Company or of any of its Subsidiaries, in each case that would reasonably be expected to result in a material Liability to the Company and its Subsidiaries taken as a whole. Neither the Company nor any Subsidiary of the Company is subject to any material outstanding Order that would reasonably be expected to result in a material Liability to the Company and its Subsidiaries taken as a whole. There is not currently any internal investigation or inquiry being conducted by the Company, the Company Board of Directors or any third party or Governmental Entity at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

Section 3.8 Company Reports; Financial Statements.

(a) The Company has timely filed all Company Reports required to be filed with the SEC since January 1, 2008 and will timely file all Company Reports required to be filed with the SEC after the date hereof and prior to the Effective Time. No subsidiary of the Company is subject to the reporting requirements of Section (13)a) or 15(d) of the Exchange Act. Each Company Report has complied, or will comply as the case may be, in all material respects with the applicable requirements of the Securities Act, and the rules and regulations promulgated thereunder, or the Exchange Act, and the rules and regulations promulgated thereunder, as applicable, each as in effect on the date so filed, except for: (i) in the case of Company Reports filed on or before the date of this Agreement that were amended or superseded on or before the date of this Agreement, by the filing of the applicable amending or superseding Company Reports; and (ii) in the case of Company Reports filed after the date of this Agreement that are amended or superseded before the Effective Time, by the filing of the applicable amending or superseding Company SEC Reports. None of the Company Reports (including any financial statements or schedules included or incorporated by reference therein) contained or will contain, as the case may be, when filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) any untrue statement of a material fact or omitted or omits or will omit, as the case may be, to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

(b) Each of the Chief Executive Officer and Chief Financial Officer has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the applicable Company Reports filed prior to the date hereof (collectively, the “Certifications”) and the statements contained in such Certifications were accurate in all material respects as of the filing thereof.

(c) The Company has made available (including via the SEC’s EDGAR system, as applicable) to Parent all of the Company Financial Statements and all material correspondence (if such correspondence has occurred since January 1, 2008) between the SEC on the one hand, and the Company and any of the Scheduled Subsidiaries, on the other hand received by the Company prior to the date of this Agreement. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company Reports. To the Knowledge of the Company, as of the date hereof, none of the Company Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. All of the Company Financial Statements comply in all material respects with applicable requirements of the Exchange Act and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects in accordance with GAAP the consolidated financial position of the Company at the respective dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments consistent with GAAP). As of the date hereof, the books and records of Company and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Armanino McKenna LLP has not resigned or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(d) The Company has implemented and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Between January 1, 2008 and the date of this Agreement, the Company’s Chief Executive Officer and its Chief Financial Officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and the Company has provided to Parent copies of any material written materials relating to each of the foregoing. The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the reports the Company files or submits under the Exchange Act is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities. Such disclosure controls and procedures are effective in timely alerting the Company’s Chief Executive Officer and its Chief Financial Officer to material information required to be included in the Company’s periodic reports required under the Exchange Act.

(e) The records, systems, controls, data and information of Company and Scheduled Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or Scheduled Subsidiaries or their accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not have a material adverse effect on Company’s system of internal accounting controls.

(f) The Company is, and since January 1, 2008 has been, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(g) The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K promulgated under the Exchange Act, for senior financial officers,

applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics, as required by Section 406(b) of Sarbanes-Oxley Act. To the Knowledge of the Company, since its adoption of a code of ethics, there have been no violations of provisions of the Company’s code of ethics.

(h) There are no Liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, that are material to the Company and its Subsidiaries taken as a whole and that are required by GAAP to be set forth on the Company Financial Statements and are not set forth on the Company Financial Statements, other than (i) Liabilities incurred on behalf of the Company as a result of this Agreement and the transactions contemplated by this Agreement, (ii) Liabilities incurred in the ordinary course of business since December 31, 2009, none of which would reasonably be expected to have a Company Material Adverse Effect and (iii) Liabilities for performance of the Company’s obligations under its contracts.

Section 3.9 Absence of Certain Changes or Events. Between December 31, 2009 and the date of this Agreement, except as disclosed in the Company Reports since December 31, 2009 through to the date of this Agreement, and except as contemplated by, or as disclosed in this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects, in the ordinary course consistent with past practice and there has not been with respect to either the Company or any of its Subsidiaries (as applicable and as referenced in Section 5.1) any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1. Since December 31, 2009, there has not been any Company Material Adverse Effect that is continuing.

Section 3.10 Taxes.

(a) The Company and each of its Subsidiaries has timely filed and will timely file with the appropriate Governmental Entities all income and other material Tax Returns that are required to be filed by it prior to the Effective Time. All such Tax Returns were correct and complete in all material respects and, in the case of Tax Returns to be filed, will be correct and complete in all material respects. All income and other Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on such Tax Returns) have been timely paid and, in the case of Tax Returns to be filed, will be timely paid. Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return which has not been filed. No claim has ever been made in writing by an authority in a jurisdiction where the Company does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction. There are no security interests or other liens on any of the assets of the Company or its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than liens for Taxes not yet due and payable.

(b) The Company and its Subsidiaries have timely withheld and paid to the appropriate Governmental Entity all income and other material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Third Party.

(c) There is no dispute concerning any Tax Liability of the Company or any of its Subsidiaries raised by any Governmental Entity in writing to the Company or any of its Subsidiaries that remains unpaid, and neither the Company nor any of its Subsidiaries has received written notice of any threatened audits or investigations relating to any Taxes.

(d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to, or requested, any extension of time with respect to a Tax assessment or deficiency which is still in effect.

(e) The unpaid Taxes of the Company and its Subsidiaries did not, as of December 31, 2009, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet set forth in the Company Financial Statements as of such date. Neither the Company nor any of its Subsidiaries has incurred any Tax Liability since December 31, 2009 other than a Tax Liability arising in the ordinary course of business.

(f) The Company has provided to Parent complete and accurate copies of all material Tax Returns filed by the Company and any of its Subsidiaries on or prior to the date hereof for all tax periods beginning on or after December 31, 2006.

(g) There are no agreements relating to the allocating or sharing of Taxes to which the Company or any of its Subsidiaries is a party.

(h) Neither the Company nor any of its Subsidiaries has been a member of an consolidated group of corporations within the meaning of Treas. Reg. Sec. 1.1502-1(h) or within the meaning of any similar provision of law to which the Company or any of its Subsidiaries may be subject, other than the consolidated group of which the Company is the common parent.

(i) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) (i) in the two years prior to the Effective Time or (ii) in a distribution that could otherwise constitute part of a “plan” or “series or related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger. Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) Neither the Company nor any of its Subsidiaries has agreed, or is required, to make any material adjustments after the Closing Date pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by it or any other relevant party entered into prior to the

Closing Date, and the IRS has not proposed any such adjustment or change in accounting method in writing nor, to the Knowledge of the Company, otherwise proposed any material adjustment or change in accounting method, nor does the Company or any of its Subsidiaries have any application pending with any Governmental Entity requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any of its Subsidiaries.

(k) Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date of as a result of any closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or foreign Tax Law executed on or prior to the Closing Date by or with respect to the Company or any of its Subsidiaries.

(l) Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(m) Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) arising out of the transactions contemplated by this Agreement.

Section 3.11 Title to Personal Properties; Real Property.

(a) Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable title to, or a valid leasehold interest in, all of its tangible personal properties and assets reflected in the Company 10-K or acquired after December 31, 2009 (other than assets disposed of since December 31, 2009 in the ordinary course of business consistent with past practice), in each case free and clear of all Encumbrances. The tangible personal property and assets of the Company and its Subsidiaries are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are operated in accordance with all applicable licenses, permits, consents and governmental authorizations, and are usable in the regular and ordinary course of business, except as would not have a Company Material Adverse Effect. Each of the Company and each of its Subsidiaries either owns, or has valid leasehold interests in, all tangible personal properties and assets used by it in the conduct of its business, except where the absence of such ownership or leasehold interest would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has any legal obligation, absolute or contingent, to any other Person to sell or otherwise dispose of any of its tangible personal properties or assets (other than the sale of the Company’s products in the ordinary course of business) with an individual value in excess of $250,000 or an aggregate value in excess of $500,000. The representations and warranties contained in this Section 3.11 do not apply to ownership of, or Encumbrances with respect to, Intellectual Property, which matters are addressed in the representations and warranties set forth in Section 3.16.

(b) The Company has no Owned Real Property. Section 3.11(b) of the Company Disclosure Letter sets forth the address and description of each existing material lease, subleases or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property in excess of 20,000 square feet (such property, the “Leased Real Property”). The Company and/or its Subsidiaries have and own valid leasehold estates in the Leased Real Property, free and clear of all Encumbrances. Each of the Company and its Subsidiaries has complied with the terms of all Leases, and all Leases are in full force and effect, except for such non-compliances or failures to be in full force and effect that, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect. The Company has provided to Parent and Merger Sub a true and complete copy of each Lease document. The Company’s or one of its Subsidiary’s possession and quiet enjoyment of the Leased Property has not been disturbed and, to the Knowledge of the Company, there are no disputes with respect to such Leases. No security deposit or portion thereof deposited with respect any Lease has been applied in respect of a breach or default under any Lease which has not been redeposited in full.

Section 3.12 Officers, Directors, Employees and Affiliates.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list of each Employment Agreement.

(b) Except for compensation and benefits received in the ordinary course of business as an employee or director of the Company or its Subsidiaries, no director, officer or other Affiliate or Associate of the Company or any entity in which, to the Knowledge of the Company, any such director, officer or other Affiliate or Associate owns any beneficial interest (other than a beneficial interest in a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 5% of the stock of which is beneficially owned by any such Persons) is currently a party to or has any interest in (i) any partnership, joint venture, contract, arrangement or understanding with, or relating to, the business or operations of the Company or its Subsidiaries in which the amount involved exceeds $250,000 per annum, (ii) any agreement or contract for or relating to Indebtedness of the Company or its Subsidiaries, or (iii) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used in the business or operations of the Company or its Subsidiaries. To the Knowledge of the Company, there are no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company Reports filed prior to the date hereof.

Section 3.13 Employee Benefit Plans.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list of each Company Benefit Plan other than Employment Agreements in the standard form provided to Parent.

(b) With respect to each Company Benefit Plan, a complete and correct copy of each of the following documents (if applicable) has been provided to Parent: (i) the most recent plan documents and all amendments thereto and all related trust agreements or documentation pertaining to other funding vehicles; (ii) the most recent summary plan description, and all related summaries of material modifications thereto; (iii) the IRS Forms 5500 (including schedules and attachments) and financial statements as filed for the past three (3) years; and (iv) the most recent IRS determination or opinion letter.

(c) None of the Company or any of its Subsidiaries maintains, sponsors, contributes to or is required to contribute to or has any Liability under or with respect to any (i) “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, (iii) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), (iv) “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), or (v) plan, program, arrangement or agreement that provides for post-retirement or post-termination health, life insurance or other welfare-type benefits other than benefits provided under Section 4980B of the Code.

(d) Each Company Benefit Plan that is intended to qualify under Section 401 of the Code has received a current favorable determination or opinion letter from the IRS and nothing has occurred that is reasonably likely to adversely affect the qualification of such Company Benefit Plan.

(e) The Company Benefit Plans have been, in all material respects, maintained, funded and administered in accordance with their terms and applicable Laws. With respect to each Company Benefit Plan, all required or recommended payments, premiums, contributions, distributions, reimbursements or accruals for all periods (or partial periods) ending prior to or as of the Effective Time shall have been made.

(f) There have been no “prohibited transactions” (as defined in Section 406 of ERISA and Section 4975 of the Code and not exempted under Section 408 of ERISA and the regulatory guidance thereunder) with respect to any Company Benefit Plan. No “fiduciary” (as defined in Section 3(21) of ERISA) has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan. There are no pending or, to the Knowledge of the Company, threatened (in each case, in writing) suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, audits, investigations, administrative or other proceedings relating to any Company Benefit Plan and, to the Knowledge of the Company, there is no basis for any such suit, action, dispute, claim, arbitration, audit, investigation, administrative or other proceeding.

(g) The Company and its Subsidiaries have complied with the health care continuation requirements of Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law in all material respects. Except as set forth on Section 3.13(g) of the Company Disclosure Letter, the transactions contemplated by this Agreement will not cause the acceleration of vesting in, or payment of, any benefits or compensation under any Company Benefit Plan and will not otherwise accelerate or materially increase any Liability under any Company Benefit Plan.

(h) Section 3.13(h) of the Company Disclosure Letter sets forth a true and complete list of each benefit or compensation plan, program, agreement or arrangement for workers located outside the United States that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any Liability (each, a “Foreign Benefit Plan”). Each Foreign Benefit Plan has been maintained, funded and administered in compliance with its terms and applicable Laws, and no Foreign Benefit Plan has any unfunded or underfunded Liabilities. Each Foreign Benefit Plan for which a tax-exemption is required or recommended has obtained such tax-exemption from the applicable authorities.

Section 3.14 Labor Relations.

(a) The Company and its Subsidiaries are in compliance with all applicable Laws and Orders governing or concerning conditions of employment, employment discrimination and harassment, wages, hours or occupational safety and health, including the Labor Laws, except where the failure to so comply would not have a Company Material Adverse Effect.

(b) The employees of the Company and its Subsidiaries have not been, and currently are not, represented by a labor organization or group that was either certified or voluntarily recognized by any labor relations board, including the NLRB, or certified or voluntarily recognized by any other Governmental Entity and there is not, to the Knowledge of the Company, any attempt to organize any employees of the Company or its Subsidiaries. There has not been, nor is there existent or, to the Knowledge of the Company, threatened in writing, any material strike, slowdown, picketing or work stoppage by the employees of the Company or its Subsidiaries.

(c) As of the date of this Agreement, no claim, complaint, charge or investigation for unpaid wages, bonuses, commissions, employment withholding taxes, penalties, overtime or other compensation, benefits, child labor or record-keeping violations has been filed or is pending or, to the Knowledge of the Company, is threatened in writing under the FLSA, the Davis-Bacon Act, the Walsh-Healey Act or the Service Contract Act, or any other Law. No discrimination, illegal harassment and/or retaliation claim, complaint, charge or investigation has been filed or is pending or, to the Knowledge of the Company, is threatened in writing against the Company or any Subsidiary or employee, officer or director of the Company under the 1964 Civil Rights Acts, the Equal Pay Act, the ADEA, the ADA, the FMLA, the FLSA, ERISA or any other federal Law or comparable state fair employment practices act or foreign Law, including any provincial Law regulating discrimination in the workplace. No wrongful discharge, retaliation, libel, slander or other claim, complaint, charge or investigation that arises out of the employment relationship between the Company or any of its Subsidiaries and their respective employees has been filed or is pending or, to the Knowledge of the Company, is threatened in writing against the Company or any of its Subsidiaries under any applicable Law. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in violation, in any material respect, of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries or to the use of trade secrets or proprietary information of others. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither the Company nor any of its Subsidiaries is required to have, and does not have, any affirmative action plans or programs.

Section 3.15 Contracts and Commitments.

(a) Section 3.15 of the Company Disclosure Schedule identifies each Company contract that constitutes a Company Material Contract as of the date of this Agreement. For the purposes of this Agreement, each contract or arrangement of the following type shall be deemed to constitute a Company Material Contract:

(i) relating to any indebtedness for borrowed money or any other Indebtedness having an outstanding principal amount in excess of $100,000;

(ii) providing for aggregate noncontingent payments by or to the Company or any of its Subsidiaries in excess of $1,000,000 annually after the date hereof;

(iii) that after the Effective Time would have the effect of limiting in any respect the freedom of Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) to engage in any line of business or sell, supply or distribute any service or product, or to compete with any entity or to conduct business in any geography, or to hire any individual or group of individuals, other than the Company’s agreements with contractors;

(iv) involving any joint venture, partnership or similar arrangement, related to the formation, creation, operation, management or control of any partnership or joint venture that is: (A) material to the business of the Company and its Subsidiaries, taken as a whole; (B) in which the Company owns more than a 20% voting or economic interest; or (C) with respect to which the Company has obligations of more than $500,000 in the aggregate;

(v) providing severance or termination pay Liabilities related to termination of employment in excess of $100,000;

(vi) involving any Change of Control Obligation;

(vii) involving the supply, manufacturing, distribution or development of Company products (except for any Company contracts in which either the aggregate noncontingent payments to or by the Company are not in excess of $1,000,000 or the potential payments to or by the Company are not expected to exceed $1,000,000);

(viii) involving the acquisition, transfer, in-bound licensing, out-bound licensing, development, co-development or sharing of any material Intellectual Property (excluding (A) with respect to out-bound licensing, any Company contracts pursuant to which any Company Intellectual Property, including the Company’s Software, is licensed by the Company or any of its Subsidiaries in the ordinary course of business to a Third Party customer under terms substantially the same as those contained in the Company’s standard form license agreement as provided to Parent, and (B) with respect to in-bound licensing, (1) any commercially available over the counter licenses for Software used by the Company or any of its Subsidiaries only for the internal operations of its business, (2) licenses for Intellectual Property of a Third Party generally available to the public that can be replaced without material cost or material interruption to the Company’s or any of its Subsidiaries’ business, and (3) non-negotiated licenses of Intellectual Property of a Third Party embedded in equipment or fixtures and used by the Company or any of its Subsidiaries only for internal purposes (but including under this Subsection (viii), (X) any licenses for Software used to host or provide the Company’s or any of its Subsidiaries’ products to Third Party customers on a software-as-a-service, web-based application or other service basis, or (Y) any Open Source Software);

(ix) restricting the ability of the Company or any of its Subsidiaries to use or disclose any Company Intellectual Property (except for standard confidentiality agreements limiting the disclosure of Company or Third Party confidential information disclosed in connection with a potential business arrangement between Company and such Third Party);

(x) pursuant to which the Company or any of its Subsidiaries has agreed or is required to provide any Third Party with access to the source code of any of the Company’s or its Subsidiaries’ products, or to provide for the source code of any of the Company’s or its Subsidiaries’ products to be put in escrow;

(xi) involving a settlement agreement or consent-to-use agreement relating to Intellectual Property;

(xii) which provide for indemnification by the Company of any officer, director or employee of the Company;

(xiii) pursuant to which the Company or any Subsidiary of the Company has any obligations or liabilities (whether absolute, accrued, contingent or otherwise), as guarantor, surety, co-signer, endorser, co-maker, or otherwise in respect of any obligation of any Person, or any capital maintenance, keep-well or similar agreements or arrangements in any such case which, individually is in excess of $250,000;

(xiv) involving the lease of real property with aggregate annual rent payments in excess of $400,000;

(xv) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of the Scheduled Subsidiaries, prohibits the pledging of the capital stock of the Company or any Scheduled Subsidiary or prohibits the issuance of guarantees by any Scheduled Subsidiary;

(xvi) relates to any acquisition by the Company or its Subsidiaries pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or other contingent payment or guarantee obligations;

(xvii) other than employment and consulting Contracts, involves any directors, executive officers (as such term is defined in the Exchange Act) or 5% Shareholders of the Company or any of their Affiliates (other than the Company or any Scheduled Subsidiary) or, to the Company’s Knowledge, immediate family members;

(xviii) contains any covenant granting “most favored nation” status that, following the Merger, would apply to or be affected by actions taken by Parent, the Surviving Corporation and/or their respective Subsidiaries or Affiliates;

(xix) involves any exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract, or any other interest-rate , commodity price, equity value or foreign currency protection contract;

(xx) contains a put, call or similar right pursuant to which the Company or any Scheduled Subsidiary could be required to purchase or sell, as applicable, any Equity Interests of any Person or assets; or

(xxi) otherwise required to be filed as an exhibit to an Annual Report on Form 10-K, as provided by Rule 601 of Regulation S-K promulgated under the Exchange Act. Each contract of the type described in the immediately preceding sentence is referred to herein as a “Company Material Contract.” The Company has heretofore provided to Parent a complete and correct copy of each Company Material Contract, including any amendments or modifications thereto.

(b) Except as would not have a Company Material Adverse Effect, (i) each Company Material Contract is valid and binding on the Company or its Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and is enforceable against the Company in accordance with its terms and, to the Knowledge of the Company, against each other party thereto (in each case, subject to the Bankruptcy and Equity Exception) and (ii) the Company and each of its Subsidiaries have performed in all material respects all obligations required to be performed by them to date under each Company Material Contract and, to the Knowledge of the Company, each other party to each Company Material Contract has performed in all material respects all obligations required to be performed by it to date under such Company Material Contract. Neither the Company nor any of its Subsidiaries has Knowledge of, or has received written notice of, any violation or default under (or any condition that with the passage of time or the giving of notice, or both, would cause such a violation of or default under) any Company Material Contract, except for violations or defaults that would not have a Company Material Adverse Effect.

(c) To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time), would, other than as a result of the Merger, reasonably be expected to: (i) result in a material violation or breach of any provision of any Company Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Company Material Contract; (iii) give any person the right to receive or require a material rebate, chargeback, penalty or change in delivery schedule (excluding discounts) under any Company Material Contract, other than distribution agreements on the Company’s standard form of distribution agreement as provided to Parent; (iv) give any Person the right to accelerate the maturity or performance of any Company Material Contract; or (v) give any Person the right to cancel, terminate or modify any Company Material Contract, other than by such Company Material Contract’s natural expiration or a termination for convenience on less than ninety days prior notice, in each case, in a manner that would have a Company Material Adverse Effect.

Section 3.16 Intellectual Property.

(a) The Company or each of its Subsidiaries owns exclusively, or is licensed under, or otherwise possesses sufficient rights under, the Intellectual Property used in or necessary for the conduct of the business of the Company or its Subsidiaries as currently conducted and for the Products Under Development, except where any such failure to own or possess a license or other rights to use would not reasonably be expected to have a Company Material Adverse Effect.

(b) Section 3.16(b) of the Company Disclosure Letter sets forth a complete and correct list of: (i) all patented or registered Intellectual Property owned by the Company or one of its Subsidiaries; (ii) all pending patent applications, all trademark applications, or other applications for registration of Intellectual Property owned by the Company or one of its Subsidiaries; and (iii) all trade names and service marks, all registered copyrights, and all domain names included in the Company Intellectual Property, including, to the extent applicable, the jurisdictions in which each such Company Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed. All necessary registration, maintenance and renewal fees in connection with the foregoing have been paid and all necessary documents and certificates in connection with the foregoing have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of perfecting, prosecuting, and maintaining the foregoing. There are no actions that are required to be taken by Company or any of its Subsidiaries within 120 days of the date of this Agreement with respect to any of the foregoing, except as set out in Section 3.16(b) of the Company Disclosure Letter.

(c) Section 3.16(c) of the Company Disclosure Letter lists all licenses for any

Software (other than Open Source Software) licensed to the Company or any of its Subsidiaries (and the associated Software license agreement identifying the applicable licensor) that is embedded into, incorporated into, bundled with, combined with, distributed with or otherwise made available with the Company’s or its Subsidiaries’ products or that is used to provide the Company’s or its Subsidiaries’ products on a software-as-a-service, web-based application, or service basis, including any Software (or portions thereof) (other than Open Source Software) from which the Company’s or its Subsidiaries’ products inherit, link, or otherwise call functionality (including libraries or other shared-source repositories). Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any Third Party, is in material violation of any license, sublicense or agreement listed in Section 3.16(c) of the Company Disclosure Letter. Except as otherwise set forth in Section 3.16(c) of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger will not: (i) cause the Company or any of its Subsidiaries to be in material violation or material default under any such license, sublicense or agreement; (ii) result in the termination or modification of, or entitle any other party to, any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement; (iii) entitle any Third Party to claim any right to use or practice under any Merger Sub’s, Parent’s or any of their respective Affiliates’ Intellectual Property; or (iv) cause the Company or any of its Subsidiaries to grant, or be obligated to grant, to any Third Party any additional or new rights or licenses to any Company Intellectual Property, including any products of the Company or its Subsidiaries. The Company or one of its Subsidiaries is the owner of all right, title and interest in and to the Company Intellectual Property free and clear of all Encumbrances and, has sole and exclusive rights to the use thereof or the material covered thereby in connection with the services or products in respect of which such Company Intellectual Property is being used by the Company or any of its Subsidiaries, subject to any license agreements to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries licenses others to use any such Company Intellectual Property in the ordinary course of business.

(d) To the Knowledge of the Company, there is no unauthorized use, disclosure, infringement or misappropriation of any Company Intellectual Property by any Third Party, including any employee or former employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has entered into any agreement to indemnify any other Person against any charge of infringement of any Intellectual Property, other than indemnification obligations arising in the ordinary course of business or under the terms of Company’s standard form distributor agreement or other standard form Software license agreement for the distribution of the Company’s or its Subsidiaries’ products or provision of such products on a software-as-a-service, web-based application, or other service basis, which forms have been provided to Parent.

(e) To the Knowledge of the Company, all patents, registered trademarks and service marks, and registered copyrights held by the Company or any of its Subsidiaries are valid, enforceable and existing, and there is no loss or termination of any of the Company Intellectual Property threatened, pending or reasonably foreseeable. There is no assertion or claim pending challenging the ownership, use, validity or enforceability of any Company Intellectual Property; and, except as set forth in Section 3.16(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any suit, action or proceeding that involves a claim of infringement or misappropriation by the Company or any of its Subsidiaries of any Intellectual Property of any Third Party nor has any such suit, action or proceeding been threatened against the Company or any of its Subsidiaries nor has Company or any of its Subsidiaries received between January 1, 2004 and the date of this Agreement any written demands or unsolicited written offers to license any Intellectual Property from any Third Party. Neither the conduct of the business of the Company and each of its Subsidiaries nor the development, manufacture, sale, licensing or use of any of the products of the Company or any of its Subsidiaries or the provision of services by the Company or any of its Subsidiaries has infringed or misappropriated or is infringing or misappropriating any Intellectual Property of any Third Party in a manner likely to result in a Company Material Adverse Effect. No Third Party has notified the Company between January 1, 2004 and the date of this Agreement, that it is challenging the ownership by the Company or any of its Subsidiaries, or the validity of, any of the Company Intellectual Property. Neither the Company nor any of its Subsidiaries is party to or currently intends to bring any action, suit or proceeding for infringement or misappropriation of the Company Intellectual Property or breach of any license restriction involving Company Intellectual Property against any Third Party. There are no pending or threatened interference, re-examinations, or oppositions involving any patents, patent applications, or trademarks of the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries has received any written opinion of counsel with respect to any Intellectual Property owned by any Third Party.

(f) The Company or its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all trade secrets and material confidential information of the Company or its Subsidiaries. Without limiting the foregoing, each of the Company and its Subsidiaries have instituted policies requiring each employee, consultant and independent contractor to execute proprietary information and confidentiality agreements substantially in the form of Company’s standard forms, which forms have been provided to Parent.

(g) Except as set forth in Section 3.16(g) of the Company Disclosure Letter, the Software owned by the Company or any of its Subsidiaries was: (i) developed by employees of the Company or its Subsidiaries within the scope of their employment; (ii) developed by independent contractors who have assigned their rights (including Intellectual Property) to the Company or its Subsidiaries pursuant to written agreements; or (iii) otherwise acquired by the Company or its Subsidiaries from a Third Party pursuant to written agreements that include appropriate representations, warranties or indemnities from such Third Party relating to title to such Software.

(h) Neither the Company nor any of its Subsidiaries use or have used Open Source Software (i) in a manner (whether by embedding, incorporating, bundling, combining, distributing or otherwise making available, Open Source Software with or into the Company’s or its Subsidiaries’ products or for providing the Company’s or its Subsidiaries’ products on a software-as-a-service, web-based application or service basis, including using Open Source Software (or portions thereof) from which the Company’s or its Subsidiaries’ products inherit, link, or otherwise call functionality (including libraries or other shared-source repositories)) that would create obligations for the Company or its Subsidiaries with respect to any Third Party or grant or purport to grant to any Third Party any rights to or immunities under any Company Intellectual Property, or (ii) under any license requiring the Company or any of its Subsidiaries to disclose source code to any of the Company’s or its Subsidiaries’ products, grant rights to redistribute the Company’s or its Subsidiaries’ products, grant patent non-asserts or patent licenses, or otherwise grant any rights not specifically granted in the Company’s or any of its Subsidiary’s license agreements with customers. Any modifications to Open Source Software made by or on behalf of the Company or any of its Subsidiaries have been to the Open Source Software itself (e.g., patches or other bug fixes) (such modifications hereinafter the “OSS Modifications”), and the Company and its Subsidiaries have complied with all obligations to disclose such OSS Modifications. Neither the Company nor any of its Subsidiaries use or have used the OSS Modifications (A) in a manner (whether by embedding, incorporating, bundling, combining, distributing or otherwise making available, the OSS Modifications with or into the Company’s or its Subsidiaries’ products or for providing the Company’s or its Subsidiaries’ products on a software-as-a-service, web-based application or service basis, including using the OSS Modifications (or portions thereof) from which the Company’s or its Subsidiaries’ products inherit, link, or otherwise call functionality (including libraries or other shared-source repositories)) that would create obligations for the Company or its Subsidiaries with respect to any Third Party or grant or purport to grant to any Third Party any rights to or immunities under any Company Intellectual Property, or (B) under any license requiring the Company or any of its Subsidiaries to disclose source code to any of the Company’s or its Subsidiaries’ products, grant rights to redistribute the Company’s or its Subsidiaries’ products, grant patent non-asserts or patent licenses, or otherwise grant any rights not specifically granted in the Company’s or any of its Subsidiary’s license agreements with customers. Except for requests for the foregoing OSS Modifications which have been fulfilled, neither the Company nor any of its Subsidiaries has received any requests from a Third Party for disclosure of the source code to any of the Company’s or its Subsidiaries’ products. Where the Company or any of its Subsidiaries has distributed Open Source Software or the OSS Modifications, the Company or such Subsidiary, as applicable, has complied with the attribution and license requirements applicable to such distribution of Open Source Software or the OSS Modifications.

(i) The Company and its Subsidiaries use commercially available antivirus software and use commercially reasonable efforts to protect the Company’s and its Subsidiaries’ products and Software used internally by the Company or its Subsidiaries from becoming infected by viruses and other harmful code.

(j) No Third Party that has licensed Intellectual Property to the Company or any of its Subsidiaries under a license agreement listed, or required to be listed, in Section 3.16(c) of the Company Disclosure Letter has ownership rights or exclusive license rights to improvements or derivative works made by the Company or any of its Subsidiaries in such Intellectual Property (other than those aspects of such improvements or derivative works that are protected by such licensed Intellectual Property).

(k) Except as set forth in Section 3.16(k) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has disclosed or delivered to any Third Party, agreed to disclose or deliver to any Third Party, or permitted the disclosure or delivery to any escrow agent of, any source code that is Company Intellectual Property and the confidentiality of which is material to the Company or any of its Subsidiaries. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in a requirement that any such source code be disclosed or delivered to any Third Party by the Company, any of its Subsidiaries or any person acting on their behalf.

(l) Except for license keys or similar mechanisms used in conjunction therewith, all products of the Company and its Subsidiaries are free of any disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other similar programs, software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such Company’s or its Subsidiary’s product (or any part thereof) or data or other Software of users or otherwise cause them to be incapable of being used in the full manner for which they were designed.

(m) Each product or service currently offered for license by the Company or any of its Subsidiaries to Third Parties is capable of performing in accordance with its User Documentation in all material respects when properly installed (or accessed) and used.

(n) The Company has not received any unresolved, written claims from Third Parties, and to its Knowledge is not aware of any unwritten claims from Third Parties, that any installation services, programming services, integration services, repair services, maintenance services, support services, training services, upgrade services or other services that have been performed by the Company or any Subsidiary for such Third Parties were in any material respect performed improperly or not in conformity with the terms and requirements of all applicable warranties and other contracts and with all applicable laws and regulations.

(o) The computer Software, computer firmware, computer hardware (whether general purpose or special purpose), electronic data processing, information, record keeping, communications, telecommunications, third party Software, networks, peripherals and computer systems, including any outsourced systems and processes, and other similar or related items of automated, computerized and/or Software systems that are used or relied on by the Company and its Subsidiaries (collectively, “Information Systems”) are, to the Knowledge of the Company, adequate for the operation of its business as currently conducted, and the Company and its Subsidiaries have purchased a sufficient number of license seats for all Software used by the Company and its Subsidiaries in such operations.

(p) With respect to the Information Systems: (i) the Company and its Subsidiaries have a commercially reasonable disaster recovery plan in place and have reasonably tested such disaster recovery plan for effectiveness; (ii) there have to Company’s Knowledge been no successful unauthorized intrusions or breaches of the security of the Information Systems; (iii) there has not been any material malfunction that has not been remedied or replaced in all material respects, or any unplanned downtime or service interruption; (iv) the Company and its Subsidiaries have implemented or are in the process of implementing (or in the exercise of reasonable business judgment have determined that implementation is not yet in the best interest of the Company and its Subsidiaries) in a timely manner any and all security patches or security upgrades that are generally available for the Company’s and its Subsidiaries’ Information Systems; and (v) no Third Party providing services to the Company and its Subsidiaries currently is failing to meet any service obligations.

(q) Except as set forth in Section 3.16(q) of the Company Disclosure Letter, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Intellectual Property owned or used by the Company or its Subsidiaries and no governmental entity, university, college, other educational institution or research center has any claim or right in or to such Intellectual Property. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries who was involved in, or who contributed to, the creation or Intellectual Property owned or used by the Company or its Subsidiaries, has performed services for the government, a university, college or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any of its Subsidiaries.

(r) The Company has complied in all material respects with, and is presently in material compliance with, the Payment Card Industry Data Security Standard and all regulations of the credit card industry and its member banks regarding the collection, storage, processing and disposal of credit card data.

(s) Except for prior versions of the Company’s or its Subsidiaries’ Software where there is no commonality in the source code between such prior versions and the current version of such same Software, the Company and its Subsidiaries are in possession of the source code and object code for all versions of Software owned by the Company or any of its Subsidiaries that are used in or for the Company’s or its Subsidiaries’ current products.

Section 3.17 Insurance Policies. Section 3.17 of the Company Disclosure Letter sets forth a list of all material insurance policies maintained by the Company or any of its Subsidiaries. The Company and each of its Subsidiaries have all material policies of insurance covering the Company, its Subsidiaries or any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is in a form and amount that is customarily carried by persons conducting business similar to that of the Company and which the Company believes is adequate for the operation of its business. All such insurance policies are in full force and effect, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except for such defaults that would not have, individually or in the aggregate, a Company Material Adverse Effect. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened (in writing) termination of, or material premium increase with respect to, any such policies.

Section 3.18 Brokers. Other than the Company Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, its Subsidiaries or any of their respective directors, officers or employees.

Section 3.19 Company Financial Advisor Opinion. The Company Financial Advisor has delivered to the Company Board of Directors its opinion to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders (other than Parent and its Affiliates) of shares of Company Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The Company shall provide a complete and correct signed copy of such opinion to Parent solely for informational purposes as soon as practicable after the date of this Agreement.

Section 3.20 Anti-Takeover Provisions. The Company Board of Directors has taken all necessary action so that no takeover, anti-takeover, moratorium, “fair price,” “control share,” or similar Law applicable to the Company will apply to this Agreement, the Merger or the other transactions contemplated hereby.

Section 3.21 Environmental Matters. Except for such matters that individually and in the aggregate would not have a Company Material Adverse Effect: (a) each of the Company and its Subsidiaries is and has been in compliance with all applicable Environmental Laws and possesses and is and has been in compliance with all required Environmental Permits; (b) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries; (c) to the Knowledge of the Company, none of the Company or any of its Subsidiaries or any of their predecessors has caused any releases or threatened release of Hazardous Materials at any property currently or formerly owned or operated by the Company or any of its Subsidiaries or any of their predecessors, or at any offsite disposal location in connection with the current or past operations of the Company or any of its Subsidiaries or their predecessors, which in either case would reasonably be expected to result in an Environmental Claim; (d) there has been no exposure of any Hazardous Material, pollutant or contaminant in connection with the current or former properties, operations and activities of the Company or any of its Subsidiaries; and (e) since January 1, 2008, neither the Company nor any of its Subsidiaries has received any written claim or written notice of violation from any Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law, or regarding any Hazardous Materials. All material environmental reports, assessments, audits, and other similar documents in the possession or control of the Company or any Company or any of its Subsidiaries have been provided to Parent.

Section 3.22 Information Supplied. Neither the written information supplied, or to be supplied, by or on behalf of the Company for inclusion in the Proxy Statement or any other documents to be filed by Parent, Merger Sub or the Company with the SEC or any other Governmental Entity in connection with the Merger and the other transactions contemplated hereby will, on the date of its filing or, in the case of the Proxy Statement, at the date it is first mailed to the Company Common Shareholders and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time after the filing of the Proxy Statement and prior to the Company Common Shareholder Meeting any event with respect to the Company or any of its Subsidiaries shall occur which is required to be described in the Proxy Statement, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the Company Common Shareholders. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any affiliate, partner, member or shareholder of Parent or Merger Sub that is contained in any of the foregoing documents.

Section 3.23 Product Warranties. There are no pending or, to the Company’s Knowledge, threatened material Actions in writing against either the Company or any of its Subsidiaries in respect of any warranty, or for injury to person or property of its employees or any third parties, arising from or relating to the sale of any product or performance of any service by the Company or any of its Subsidiaries, including claims arising out of the defective or unsafe nature of its products or services.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to such exceptions as are disclosed in the Parent Disclosure Schedule, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization and Good Standing. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of, respectively, the State of Delaware and the State of California, and has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be in good standing would not, individually or in the aggregate prevent or materially delay the consummation of the Merger or the ability of Parent or Merger Sub to fully perform its covenants and obligations under this Agreement. Merger Sub has delivered to the Company complete and correct copies of its Articles of Incorporation and Bylaws, as amended to date. Merger Sub is not in violation of its Articles of Incorporation or Bylaws.

Section 4.2 Authority for Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by Parent and Merger Sub of this

Agreement, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Merger Sub, and no other votes or approvals of any class or series of capital stock of Parent or Merger Sub, are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject the Bankruptcy and Equity Exception.

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement will not, (i) conflict with or violate Parent’s Amended and Restated Certificate of Incorporation or Parent Bylaws, or the equivalent charter documents of Merger Sub, (ii) conflict with or violate any Law applicable to Parent or its Subsidiaries or by which any material property or asset of Parent or any of its Subsidiaries is bound or affected, or (iii) result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations, or result (immediately or with notice or lapse of time or both) in the creation of an Encumbrance on any material property or asset of Parent or its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries, or any material property or asset of Parent or any of its Subsidiaries, is bound or affected, except in the case of clauses (ii) and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences that would not have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for applicable requirements, if any, of the Securities Act, the Exchange Act, or state securities laws or “blue sky” laws and the HSR Act and any applicable filings and approvals under any other Antitrust Law.

Section 4.4 Litigation. As of the date of this Agreement, there are no Actions pending or threatened in writing against the Parent or Merger Sub, or any current or former supervisory employee of Parent or Merger Sub with respect to any acts or omissions in connection with their employment with Parent or Merger Sub, or any properties or assets of Parent or Merger Sub in each case that would reasonably be expected to result in a material Liability to Parent and Merger Sub taken as a whole. As of the date of this Agreement, neither Parent nor Merger Sub is subject to any material outstanding Order that would reasonably be expected to result in a material Liability to Parent and Merger Sub taken as a whole. As of the date of the Agreement, there is not currently any internal investigation or inquiry being conducted by Parent, Parent’s Board of Directors or any third party or Governmental Entity at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

Section 4.5 Availability of Funds. Parent has provided the Company with true and complete copies of (a) the executed commitment letter, dated as of the date hereof, among Parent, Merger Sub and Lender (together with Lender’s Affiliates and the officers, directors, employees, affiliates, partners, controlling parties, advisors, agents and representatives of the Lender and such Affiliates, the “Lender Parties”) (the “Debt Financing Commitment”), regarding the amounts set forth therein for the purposes of financing the Merger and the other transactions contemplated by this Agreement and related fees and expenses (the “Debt Financing”) and (b) the executed equity commitment letters, dated as of the date of this Agreement, among Parent, Merger Sub and the Sponsors (the “Equity Financing Commitments” and together with the Debt Financing Commitment, the “Financing Commitments”), regarding the proposed cash investments set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). The Financing Commitments are in full force and effect as of the date hereof and are the legal, valid and binding obligations of Parent and Merger Sub and, to the Knowledge of Parent, of the other parties thereto, in accordance with the terms and conditions thereof, subject to the Bankruptcy and Equity Exception. Notwithstanding anything in this Agreement to the contrary, one or more Debt Financing Commitment may, in accordance with the provisions of this Agreement, be superseded after the date of this Agreement but prior to the Effective Time by instruments (the “Alternative Financing Commitments”) replacing the existing Debt Financing Commitment, provided that any Alternative Financing Commitment shall be on terms that are not materially less favorable, in the aggregate, to Parent and the Company (as determined in the reasonable judgment of Parent, and with such determination based in part of the relevant closing conditions) than the terms of the Debt Financing Commitment such Alternative Financing Commitment is replacing. In such event, (x) the term “Financing Commitments” as used herein shall be deemed to include the Financing Commitments that are not so superseded at the time in question and the Alternative Financing Commitments to the extent then in effect, and (y) the term “Debt Financing” as used herein shall mean the debt financing contemplated by the Financing Commitments as modified pursuant to the foregoing clause (x). None of the Financing Commitments has been amended or modified prior to the date of this Agreement, and, as of the date hereof, the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect. There are no conditions precedent or other conditions, side agreements or other arrangements or understandings relating to the funding of the Financing or the terms thereof, other than the terms thereof set forth in the Financing Commitments and except for fee letters with respect to fees, market flex and related arrangements with respect to the Debt Financing (which documents do not relate to the aggregate amount of, conditionality of, or contain any conditions precedent to, the funding of the Debt Financing). Assuming the Financing Commitments are funded, Parent and Merger Sub will have at and after the Closing funds sufficient to pay the aggregate Merger Consideration and to pay all of fees and expenses relating to the consummation of the Merger and the other transactions contemplated hereby. As of the date hereof, no event has occurred which would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by the Parent or Merger Sub under the Financing Commitments, and either Parent nor Merger Sub has any reason to believe that any of the conditions to the

Financing Commitments will not be satisfied or that the Financing Commitments will not be available to Parent and Merger Sub on the date of the Closing. Parent has fully paid any and all commitment and other fees that have been incurred and are due and payable on or prior to the date hereof in connection with the Financing Commitments and has otherwise satisfied all of the other terms and conditions required to be satisfied pursuant to the terms of the Financing Commitments on or prior to the date hereof, and Parent will pay when due all other commitment fees arising under the Financing Commitments as and when they become payable. Parent’s obligation to consummate the transactions contemplated hereby is not contingent on Parent’s ability to obtain any financing prior to consummating the Merger.

Section 4.6 Limited Guarantees. Parent has provided to the Company a true and complete copy of the Limited Guarantees.

Section 4.7 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective directors, officers or employees, for which the Company may become liable.

Section 4.8 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, prior to the Effective Time, Merger Sub will have engaged in no business and have no Liabilities or obligations other than in connection with the transactions contemplated by this Agreement.

Section 4.9 Solvency. As of the Effective Time and immediately after giving effect to all of the transactions contemplated by this Agreement, including the Merger and all payments contemplated by this Agreement in connection with the Merger (including payment of all amounts payable under Article I of this Agreement in connection with or as a result of the Merger) and payment of all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith and assuming the accuracy as of the Effective Time in all material respects of those representations and warranties of the Company set forth in Article III that relate to the subject matter of clauses (a) through (c) of this Section 4.9 (including Section 3.8): (a) the amount of the “fair saleable value” of the assets of each of the Surviving Corporation and its Subsidiaries will exceed (i) the value of all liabilities of the Surviving Corporation and such Subsidiaries, including contingent and other liabilities, and (ii) the amount that will be required to pay the probable liabilities of the Surviving Corporation and such Subsidiaries on their existing debts as such debts become absolute and matured, (b) each of the Surviving Corporation and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged, and (c) each of the Surviving Corporation and its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.10 Information Supplied. Neither the written information supplied, or to be supplied, by or on behalf of Parent or Merger Sub for inclusion in the Proxy Statement or any other documents to be filed by Parent, Merger Sub or the Company with the SEC or any other Governmental Entity in connection with the Merger and the other transactions contemplated hereby, will, on the date of its filing or, in the case of the Proxy Statement, at the date it is mailed to Company Common Shareholders and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event with respect to Parent or Merger Sub shall occur which is required to be described in the Proxy Statement, Parent shall promptly disclose such event to the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company that is contained in any of the foregoing documents.

Section 4.11 Shareholder and Management Arrangements. Except as expressly authorized by the Company, as of the date of this Agreement, neither Parent or Merger Sub, or any of their respective Affiliates, is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any shareholder, director, officer or other Affiliate of the Company or any of its Subsidiaries relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, or the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time.

Section 4.12 No Other Company Representations or Warranties. In entering into this Agreement, Parent acknowledges that, except for the specific representations and warranties of the Company contained in Section 2, neither the Company nor any of its Affiliates, Representatives or employees makes or has made any representation or warranty, either express or implied, as to, (a) the business, operations, technology, assets, liabilities, results of operations, financial condition or prospects of the Company, or (b) the accuracy or completeness of any of the information provided to Parent or any of its Affiliates, Representatives or employees.

Section 4.13 Ownership of Common Stock. None of Parent or Merger Sub or any of their Affiliates owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement).

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business by the Company Pending the Merger.

(a) The Company covenants and agrees that during the period between the date of this Agreement and the earlier of the termination of this Agreement pursuant to Article VII hereof and the Effective Time (the “Pre-Closing Period”), unless Parent shall otherwise agree in writing and except as set forth in Section 5.1 of the Company

Disclosure Letter or as otherwise expressly contemplated, permitted or required by this Agreement, the Company shall use commercially reasonable efforts to, and shall use commercially reasonably efforts to cause each of its Subsidiaries to, (i) maintain its existence in good standing under applicable Law, (ii) subject to the restrictions and exceptions set forth in Section 5.1(b) or elsewhere in this Agreement, conduct its business and operations, in all material respects, in the ordinary and usual course of business and in a manner consistent with prior practice, and (iii) (A) preserve intact its assets, including the Company Intellectual Property, properties, contracts or other legally binding understandings, licenses and business organizations, (B) keep available the services of its current officers and key employees and (C) preserve, in all material respects, the current relationships of the Company and its Subsidiaries with customers, suppliers, distributors, lessors, licensors, licensees, creditors, employees, contractors and other Persons with which the Company or any of its Subsidiaries has material business relations.

(b) Without limiting the foregoing, the Company covenants and agrees that during the Pre-Closing Period, the Company shall not and shall cause each of its Subsidiaries not to (except as expressly contemplated, permitted or required by this Agreement, as set forth on the applicable subsection of Schedule 5.1(b) of the Company Disclosure Letter or with the prior written approval of Parent (such prior written approval not to be unreasonably withheld, conditioned or delayed in the case of (vii), (viii), (ix), (xiv), (xvi), (xviii), (xix), (xx), (xxvi), and (xxx)): (i) declare, set aside, establish a record date for, make or pay any dividends or other distributions (whether in cash, stock or property) in respect of any of its capital stock or enter into any agreement with respect to the voting of its capital stock or that of its Subsidiaries; (ii) adjust, split, combine or reclassify any of its capital stock or that of its Subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or that of its Subsidiaries (except pursuant to restricted stock award agreements outstanding on the date hereof); (iv) issue, deliver or sell, pledge or encumber any shares of its or its Subsidiaries’ capital stock, or any Company Common Stock Rights (other than the issuance of shares of Company Common Stock upon the exercise of Company Common Stock Options, RSUs, or pursuant to the ESPP); (v) other than subject to the terms hereof with respect to Acquisition Proposals and Superior Proposals, take any action that would reasonably be expected to and that are intended to result in any of the conditions set forth in Article VI not being satisfied or that would impair the ability of the Company to consummate the Merger in accordance with the terms hereof or materially delay such consummation (other than, to the extent arising out of or relating to disputes among the parties to this Agreement); (vi) amend the Company Articles of Incorporation or Company Bylaws or equivalent organizational documents of the Company’s Subsidiaries; (vii) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other Indebtedness in excess of $250,000 or assume, guaranty, endorse or otherwise become liable or responsible for the Indebtedness of any other Person; (viii) make any loans, advances or capital contributions to or investments in any other Person, except for travel advances in the ordinary course of business consistent with past practices to employees of the Company or its Subsidiaries; (ix) sell, license, mortgage, lease, transfer, encumber or pledge any Company Intellectual Property, or create or suffer to exist any lien thereupon (other than Permitted Encumbrances or the sale or license of Company products in the ordinary course of business); (x) merge or consolidate with any other entity or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization or otherwise permit its corporate existence to be suspended, lapsed or revoked; (xi) change its material Tax accounting methods, principles or practices, except as required by GAAP or applicable Laws; (xii) alter, amend or create (A) any Change of Control Obligation or (B) other obligations with respect to compensation, severance, benefits or any other payments to present or former employees, directors or Affiliates of the Company, other than (solely with respect this clause (B)), alterations or amendments (x) made with respect to non-officers and non-directors in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company, (y) as expressly contemplated by Section 1.7 of this Agreement or (z) required under applicable Laws; (xiii) hire any new employees other than non-officer employees in the ordinary course of business; (xiv) sell, license, mortgage, transfer, lease, pledge or otherwise subject to any Encumbrance (including by merger, consolidation, or sale of stock or assets) or otherwise dispose of any entity, business, rights, material properties or assets (including stock or other ownership interests of its Subsidiaries), other than other than Permitted Encumbrances or in the ordinary course of business consistent with prior practice; (xv) acquire any material business or securities; (xvi) make any material Tax election not consistent with prior practice or settle or compromise any income Tax Liability or fail to file any material Tax Return when due or fail to cause such Tax Returns when filed to be complete and accurate in all material respects or file any material amended Tax Return; (xvii) incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith that individually or in the aggregate, are in excess of $500,000, except in the ordinary course of business consistent with past practices; (xviii) pay, discharge, settle, cancel, incur or satisfy any Liabilities, other than the payment, discharge or satisfaction of Liabilities in the ordinary course of business, consistent with past practice, as required by any applicable Law, as accrued for in the Company Financial Statements or as required by the terms of any contract of the Company as in effect on the date of this Agreement; (xix) waive, release, grant or transfer any right of material value, other than in the ordinary course of business, consistent with past practice, or waive any material benefits of, or agree to modify in any material adverse respect, or, subject to the terms hereof, fail to enforce, or consent to any material matter with respect to which its consent is required under, any material confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party; (xx) other than subject to the terms hereof with respect to Acquisition Proposals and Superior Proposals, enter into, modify, amend or terminate (A) any contract which if so entered into, modified, amended or terminated would be reasonably likely to (x) have a Company Material Adverse Effect, (y) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (z) and is intended to prevent or materially delay the consummation of the transactions contemplated by this Agreement or (B) except in the ordinary course of business, any Company Material Contract; (xxi) terminate any officer or key employee of the Company or any of its Subsidiaries other than for good reason or for reasonable cause (or upon voluntary termination of any officer of key employee);

(xxii) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice; (xxiii) except as required by GAAP, revalue any of its material assets or make any changes in accounting methods, principles or practices; (xxiv) enter into any transaction that would give rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder; (xxv) engage in any transaction with, or enter into any agreement, arrangement or understanding with any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated under the Exchange Act that would be required to be disclosed under such Item 404; (xxvi) compromise, release, waive or settle any Action directly relating to or affecting the Company’s Intellectual Property, having a value or in an amount in excess of $250,000; (xxvii) effectuate a “plant closing” or “mass layoff,” as those terms are defined in WARN, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any of its Subsidiaries; (xxviii) grant any material refunds, credits, rebates or other allowances by the Company to any end user, customer, reseller or distributor, in each case, other than in the ordinary course of business; (xxix) enter into any new line of business outside of its existing business segments; (xxx) communicate with employees of the Company or any of its Subsidiaries regarding the compensation, benefits or other treatment that they will receive in connection with the Merger, unless any such communications are consistent with prior directives or documentation provided to the Company by Parent (in which case, the Company shall provide Parent with prior notice of and the opportunity to review and comment upon any such communications); (xxxi) abandon or allow to lapse or expire any registration or application for material Company Intellectual Property, other than pursuant to the exercise of reasonable business judgment and where such abandonment, lapse or expiration would not have a Company Material Adverse Effect; or (xxxii) knowingly commit, authorize, agree to take or enter into any letter of intent or similar agreement or arrangement with respect to any of the actions described in this Section 5.1(b).

(c) Notwithstanding anything to the contrary in this Section 5.1, the Company hereby agrees (and Parent hereby expressly consents to) to use commercially reasonable efforts to perform the actions set forth on Schedule 5.1(c) of the Company Disclosure Letter. Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2 Access to Information and Employees.

(a) During the Pre-Closing Period, the Company shall, and shall use its reasonable best efforts to cause the Representatives of the Company to, afford the Representatives of Parent and Merger Sub and the Lender Parties (and counsel to the Lender Parties) reasonable access during normal business hours, on reasonable prior notice, to the officers, key personnel and outside accountants of the Company, and the properties, offices and other facilities, books and records of the Company that Parent may reasonably request in writing. Without limiting the generality of the foregoing, during the Pre-Closing Period and subject to applicable antitrust Laws, the Company and Parent shall promptly provide the other party with copies of any notice, report or other document filed with or sent to any Governmental Entity on behalf of the Company, Parent or Merger Sub, as applicable, in connection with the Merger or any of the other transactions contemplated by the Transaction Documents. The foregoing shall not require the parties to permit any inspection, or to disclose any information, that in the reasonable judgment of the respective party could reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or the violation of any obligations of the Company with respect to confidentiality or non-disclosure, (ii) the waiver of any applicable attorney-client privilege or (iii) the violation of any applicable Law; provided that, the Company and Parent shall cooperate in good faith to design and implement alternative procedures to enable Parent to evaluate any such documents or information without causing a violation, loss of privilege, breach or default thereunder or giving any third party a right to terminate or accelerate the rights thereunder.

(b) During the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries to, furnish or otherwise make available (including via EDGAR, if applicable) to Parent (i) a copy of each report, schedule, form, statement and other document filed by it or received by it during such period pursuant to the requirements of federal or state securities Laws reasonably promptly following such filing or receipt, (ii) to the extent prepared by the Company in the ordinary course of business, as soon as practicable after the end of each month, a copy of the monthly internally prepared financial statements of the Company, including statements of financial condition, results of operations, and statements of cash flow, and all other information concerning its business, properties and personnel as Parent may reasonably request.

(c) During the Pre-Closing Period, the Company shall provide, to Parent and to the Representatives of Parent, all cooperation that may be reasonably requested by Parent in connection with the Financing to be incurred by Parent in order to consummate the transactions contemplated hereby, including but not limited to using commercially reasonable efforts to cause its advisors to provide financial statements and comfort letters that may be reasonably requested and are otherwise customary for such Financing.

(d) No investigation pursuant to this Section 5.2 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

(e) The parties hereto acknowledges that, prior to the Effective Time, the parties hereto or their Representatives may make available to the other party or its Representatives and the Lender Parties (and counsel to the Lender Parties) certain information that is confidential, proprietary or otherwise not publicly available including analyses, forecasts, plans, summaries, studies and the content of discussions, proposals or negotiations between the parties or their Representatives (collectively, “Confidential Information”) and agrees that all Confidential Information given by or on behalf of the parties will not be disclosed, reproduced, disseminated, quoted or referred by the other party or any of its Subsidiaries or Representatives to any Third Party without the prior written consent of disclosing party and shall constitute “Confidential Information” under the Confidentiality Agreement.

Section 5.3 Reasonable Efforts; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement, during the Pre-Closing Period, each of Parent, Merger Sub and the Company agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Transaction Documents, including (i) the taking of all commercially reasonable acts necessary to cause the conditions set forth in Article VI to be satisfied, (ii) obtaining all necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Governmental Entities and making all necessary, proper or advisable registrations, filings and notices and taking all reasonable steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Entity (including, without limitation, under the HSR Act); (iii) obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from the non-governmental Third Parties set forth on Schedule 5.3(a) of the Company Disclosure Letter and with respect to the Material Contracts set forth on such Schedule; (iv) making all necessary filings with the U.S. Patent & Trademark Office and the U.S. Copyright Office (A) to update record owner title information for all U.S. registered Company Intellectual Property to be in either the name of the Company or one of its existing Subsidiaries, as appropriate, and (B) to release the security interests held by Wells Fargo Foothill, Inc. in certain U.S. trademark registrations and certain copyright registrations and by Comerica Bank in certain copyright registrations, where such registrations are owned by the Company or its Subsidiaries and constitute part of the Company Intellectual Property; and (v) executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, the Transaction Documents.

(b) Without limiting the foregoing, (i) each of the Company, Parent and Merger Sub shall use its commercially reasonable efforts to make promptly (and in any event no later than the date that is ten (10) Business Days following the date hereof) any required submissions under the HSR Act and any other Antitrust Laws which the Company or Parent reasonably determines should be made, in each case with respect to the Merger and the transactions contemplated hereby and (ii) Parent, Merger Sub and the Company shall cooperate with one another (A) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any other federal, state or foreign Law or regulation or whether any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other contracts or instruments material to the Company’s business in connection with the consummation of the transactions contemplated by this Agreement and (B) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers. Each of the

Company and Parent shall (1) give the other party prompt notice of the commencement or threat of commencement of any suit, claim, action, investigation or proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other party informed as to the status of any such suit, claim, action, investigation, proceeding or threat, (3) promptly inform the other party of any material communication concerning the HSR Act or other Antitrust Laws to or from any Governmental Entity regarding the Merger and (4) furnish to the other party such information and assistance as the other may reasonably request in connection with any filing or other act undertaken in compliance with the HSR Act and any other Antitrust Laws. Except as may be prohibited by any Governmental Entity, the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any suit, claim, action, investigation or proceeding under or relating to the HSR Act or any other Antitrust Law. Each of the Company and Parent will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such legal proceeding.

(c) Each of the Company, on the one hand, and Parent and Merger Sub, on the other, shall promptly (and in any event within five (5) Business Days) notify the other party in writing if it believes that such party has breached any representation, warranty, covenant or agreement contained in this Agreement that would, individually or in the aggregate, likely result in a failure of a condition set forth in Section 6.2 or Section 6.3 if continuing on the Closing Date.

(d) If any Antitakeover Laws are or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, the Company and Parent and the Company’s and Parent’s respective Board of Directors shall promptly grant such approvals and use commercially reasonable efforts to take such other lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or the Merger, as the case may be, and otherwise take such other commercially reasonable and lawful actions to eliminate or minimize the effects of such statute, and any regulations promulgated thereunder, on such transactions.

Section 5.4 Proxy.

(a) Proxy Statement. As promptly as practicable after the date hereof, the Company shall prepare the Proxy Statement and the Company shall cause the Proxy Statement to be filed with the SEC as soon as practicable after the date hereof, and in any event no later than June 11, 2010. Parent and Merger Sub shall furnish all information as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement. Subject to and without limiting the rights of the Company Board of Directors pursuant to Section 5.6, the Proxy Statement shall include the Company Recommendation. The Proxy Statement shall include all material disclosure relating to the Company Financial Advisor (including the amount of fees and other considerations the Company Financial Advisor will receive upon consummation of the Merger, and the conditions for the payment of such fees and other considerations), the opinion referred to in Section 3.19 and the basis for rendering such opinion.

(b) SEC Comments. The Company, after consultation with Parent, will use its reasonable best efforts to respond as promptly as practicable to any comments made by the SEC with respect to the Proxy Statement. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information and will promptly supply Parent with copies of all correspondence between the Company or any of the Company Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement. Prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by Parent. As promptly as practicable after the clearance (which shall include upon expiration of the 10-day period after filing in the event the SEC does not review the Proxy Statement) of the Proxy Statement by the SEC (the “SEC Clearance Date”), the Company shall mail the Proxy Statement and all other proxy materials to the holders of shares of Company Common Stock and, if necessary in order to comply with applicable securities Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

(c) Information Supplied. Each of Parent and the Company agrees, as to it and its Affiliates, employees, or Representatives, that none of the information supplied or to be supplied by Parent or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement or any other documents filed or to be filed with the SEC in connection with the transactions contemplated hereby, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of shares of Company Common Stock and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such Party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent or Merger Sub, or their respective officers or directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the Proxy Statement, Parent shall promptly inform the Company and, if requested by Parent, the Company shall amend or supplement the Proxy Statement promptly to disclose such event or circumstance. If at any time prior to the Effective Time, any event or circumstance relating to the Company or any of its Subsidiaries, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Proxy Statement, the Company shall promptly inform Parent and, if requested by Parent, the Company shall amend or supplement the Proxy Statement promptly to disclose such event or circumstance

Section 5.5 Company Shareholders Meeting.

(a) Subject to the Company right to terminate this Agreement pursuant to Article VII, the Company shall set a record date for and duly call, give notice of and hold a meeting of its Shareholders (the “Company Shareholders Meeting”) as promptly as reasonably practicable following the date on which the Proxy Statement is mailed to the Company’s Shareholders; provided, that without the prior written consent of Parent, (i) the Company Shareholders Meeting shall not be held later than thirty five (35) calendar days after the SEC Clearance Date and (ii) the Company may not adjourn or postpone the Company Shareholders Meeting; provided, however, nothing herein shall prevent the Company from postponing or adjourning the Company Common Shareholder Meeting if (x) there are holders of insufficient shares of the Company Common Stock present or represented by a proxy at the Company Common Shareholder Meeting to constitute a quorum at the Company Common Shareholder Meeting or (y) the Company is required to postpone or adjourn the Company Common Shareholder Meeting by applicable law, court order, or a request from the SEC or its staff.

(b) The Company shall establish a record date for purposes of determining Shareholders entitled to notice of and vote at the Company Shareholder Meeting (the “Record Date”). Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Shareholders Meeting without the prior written consent of Parent, unless required to do so by applicable law, or a court order. In the event that the date of the Shareholder Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing (such approval not to be unreasonably withheld, conditioned or delayed), it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Company Shareholders Meeting, as so adjourned, postponed or delayed, except as required by applicable law, or court order.

(c) Subject to Section 5.6, at the Company Shareholders Meeting, the Company shall, through the Company Board of Directors, make the Company Recommendation and, unless there has been a Company Adverse Recommendation Change, the Company shall (x) take all reasonable lawful action to solicit the Company Required Vote, and (y) publicly reaffirm the Company Recommendation within five (5) Business Days after any written request by Parent. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is validly terminated pursuant to, and in accordance with Article VII, this Agreement shall be submitted to the

Company’s Shareholders for the purpose of obtaining the Company Required Vote. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Shareholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Required Vote. Without the prior written consent of Parent, the approval of the principal terms of this Agreement and the Agreement of Merger and the transactions contemplated hereby (including the Merger) shall be the only matter (other than procedure matters) which the Company shall propose to be acted on by the Shareholders of the Company at the Company Shareholders Meeting.

Section 5.6 No Solicitation of Transactions.

(a) Within one (1) Business Day of the date hereof the Company will deliver a written notice to each Person with which ongoing discussions with respect to a Third Party Acquisition Proposal are then pending, to the effect that the Company is ending all such discussions and negotiations with such Person with respect to any Acquisition Proposal and such notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries (other than, for the avoidance of doubt, commercial contracts between the Company or any of its Subsidiaries and such Person, or other confidential information provided in connection with such commercial contracts). From the date hereof and during the Pre-Closing Period, the Company will not and will not authorize or permit any Subsidiary, or Representative to, directly or indirectly:

(i) initiate, solicit, knowingly encourage (including by providing information in a manner designed to knowingly encourage) or take any action to knowingly facilitate any inquiries or the making, submission or announcement of any Acquisition Proposal or offer that constitutes, or may reasonably be expected to lead to an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions (other than to state that they are not permitted to have discussions) or negotiations regarding, or provide any information concerning the Company or any of its Subsidiaries to any Person relating to, any Acquisition Proposal;

(iii) grant any waiver, amendment or release under any standstill or confidentiality agreement; or

(iv) approve, endorse, recommend or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal or any proposal or offer that is intended to lead to an Acquisition Proposal or requires the Company to abandon this Agreement (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary contained in Section 5.6(a) at any time prior to, but not after, the receipt of the Company Required Vote, the Company may, subject to compliance with this Section 5.6:

(i) provide information in response to a request therefor to a Person who has made an unsolicited bona fide written Acquisition Proposal after the date of this Agreement if and only if, prior to providing such information, the Company has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall promptly (and in any event within 24 hours) make available to Parent any material information concerning the Company and its Subsidiaries that is provided to any Person making such Acquisition Proposal that is given such access and that was not previously made available to Parent or the Parent Representatives; or

(ii) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal;

provided, that prior to taking any action described in Section 5.6(b)(i) or Section 5.6(b)(ii) above, (A) the Company Board of Directors shall have determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to violate its fiduciary duties to the Company Shareholders under applicable Laws and (B) the Company Board of Directors shall have determined in good faith, based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal. Without modifying the generality of the foregoing, in making such determinations the Company Board of Directors shall take into consideration, among other factors: (x) whether such Third Party is reasonably likely to have adequate sources of financing or adequate funds to consummate such Acquisition Proposal and (y) whether such Third Party has given reasonable assurances that it will not propose obtaining financing as a condition to its obligation to consummate such Acquisition Proposal.

(c) From the date hereof and during the Pre-Closing Period, the Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent of if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a prompt basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(d) Except as expressly provided in Section 5.6(e), at any time after the date hereof, neither the Company Board of Directors nor any committee thereof nor any of the directors, whether acting in their individual capacity or as a director, shall:

(i)(A) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make),

qualify or modify), in a manner adverse to Parent or the Merger Sub, the Company Recommendation with respect to the Merger, (B) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal, (C) (x) fail to publicly recommend against any Acquisition Proposal or (y) fail to publicly reaffirm the Company Recommendation, in each case of (x) and (y) within five (5) Business Days after Parent so requests in writing, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, or (E) fail to include the Company Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Company Adverse Recommendation Change”); or

(ii) cause or permit the Company or any of its Subsidiaries to enter into any Acquisition Agreement relating to any Acquisition Proposal.

(e) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Required Vote, if the Company has received a bona fide written Acquisition Proposal from any Person that is not withdrawn and that the Company Board of Directors concludes in good faith constitutes a Superior Proposal, (i) the Company Board of Directors may effect a Company Adverse Recommendation Change with respect to such Superior Proposal, or (ii) the Company Board of Directors may authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if and only if:

(i) the Company Board of Directors determines in good faith, after consultation with independent financial advisor and outside legal counsel, that failure to do so would be reasonably likely to violate its fiduciary obligations under applicable Laws;

(ii) the Company shall have complied with its obligations under this Section 5.6 with respect to such Superior Proposal;

(iii) the Company shall have provided prior written notice to Parent at least four (4) Business Days in advance (the “Notice Period”), to the effect that the Company Board of Directors has received a bona fide written Acquisition Proposal that is not withdrawn and that the Company Board of Directors concludes in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board of Directors has resolved to effect a Company Adverse Recommendation Change and/or to terminate this Agreement pursuant to this Section 5.6(e), which notice shall include the identity of the party making the Superior Proposal and copies of the documentation setting forth the material terms and conditions of such Superior Proposal; and

(A) prior to effecting such Company Adverse Recommendation Change or termination, the Company shall, and shall use its reasonable best efforts to cause their financial and legal advisors to, during the Notice Period, negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal; provided, that in the event of any material revisions to the Acquisition Proposal that the Company Board of Directors has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.6 (including this Section 5.6(e)) with respect to such new written notice; and

(B) in the case of any action described in clause (y) of Section 5.6(e) above, the Company shall have validly terminated this Agreement in accordance with Section 7.1(d), including the payment of the Company Termination Fee in accordance with Section 7.2(b).

(f) Nothing contained in this Section 5.6 shall be deemed to prohibit the Company or the Company Board of Directors from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to Shareholders) or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, the Company shall not effect, or disclose pursuant to such rules or otherwise a position which constitutes a Company Adverse Recommendation Change unless specifically permitted by this Section 5.6.

(g) In addition, at any time prior to the time the Required Company Shareholder Vote has been obtained, the Company Board of Directors may, in response to a material development or change in material circumstances occurring or arising after the date hereof, the existence and material consequences of which were not known by the Company Board of Directors at or prior to the date hereof (and not relating to any Acquisition Proposal) (such material development or change in circumstances, an “Intervening Event”), make a Company Adverse Recommendation Change if the Company Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that, in light of such Intervening Event, the failure of the Company Board of Directors to effect such a Company Adverse Recommendation Change would be inconsistent with its fiduciary obligations to the Company Shareholders under applicable Laws; provided, that, the Company Board of Directors shall not be entitled to exercise its right to make a Company Adverse Recommendation Change pursuant to this sentence unless the Company has (i) provided to Parent at least three (3) Business Day prior written notice (unless the Intervening Event arises fewer than three (3) Business Days prior to the Company Shareholders Meeting in which case such notice shall be given as promptly as practicable) advising Parent that the Company Board of Directors intends to take such action and specifying the reasons therefor in reasonable detail and (ii) during such three (3) Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to make such adjustments in the terms and conditions of this Agreement in such a manner that obviates the need for a Company Adverse Recommendation Change as a result of the Intervening Event.

(h) The Company agrees that in the event any of its Representatives takes any action which, if taken by the Company, would constitute a breach of this Section 5.6, then the Company shall be deemed to be in breach of this Section 5.6.

Section 5.7 Confidentiality; Public Announcements.

(a) The parties hereto acknowledge that Thoma Bravo, LLC and the Company have previously executed the Confidentiality Agreement which shall continue in effect in accordance with its terms.

(b) The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated by the Transaction Documents and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by Law or Order or the applicable rules of Nasdaq if it has used its commercially reasonable efforts to consult with the other party and to obtain such party’s consent but has been unable to do so prior to the time such press release or public statement is so required to be issued or made. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company.

Section 5.8 Litigation. Each of Parent, Merger Sub and the Company agrees to use its commercially reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging, or seeking damages or other relief as a result of, the Merger, this Agreement or the transactions contemplated by the Transaction Documents, including seeking to have any Order adversely affecting the ability of the parties to consummate the transactions contemplated by the Transaction Documents entered by any court or other Governmental Entity promptly vacated or reversed.

Section 5.9 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses existing as of the date of this Agreement in favor of the current or former directors, officers, employees or agents, as the case may be, of the Company or its Subsidiaries, including any person who becomes a director, officer, employee or agent of the Company or its Subsidiaries prior to the Effective Time (each, together with such person’s heirs, executor or administrators, an “Indemnified Person”), as provided in their respective articles of incorporation, bylaws or other organizational documents, or in any agreement between such Indemnified Person with the Company or any of its Subsidiaries, shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b) For a period of six years from and after the Effective Time, each of Parent and the Surviving Corporation shall indemnify, advance expenses to, and hold harmless all Indemnified Persons for all acts or omissions occurring at or prior to the Effective

Time (including for avoidance of doubt, this Agreement and the transactions contemplated by this Agreement) to the fullest extent such persons are indemnified and entitled to advancement of expenses as of the date of this Agreement pursuant to agreements between such Indemnified Persons and the Company and its Subsidiaries, pursuant to applicable Law, and pursuant to the Company’s or Subsidiaries’ Articles of Incorporation, bylaws or other organizational documents.

(c) The Articles of Incorporation and the Bylaws of the Surviving Corporation will contain provisions with respect to exculpation, advancement and indemnification that are at least as favorable to the Indemnified Persons as those contained in the Company Articles of Incorporation and the Company Bylaws as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of not less than six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such a modification is required by Law.

(d) From the Effective Time until the sixth anniversary of the Effective time, Parent and the Surviving Corporation shall maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions as directors, officers, employees or agents of the Company occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement in the form delivered by the Company to Parent prior to the date of this Agreement (the “Existing D&O Policy”), to the extent that directors’ and officers’ liability insurance coverage is commercially available; provided, however, that: (i) Parent and the Surviving Corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage, including a “tail” insurance policy; and (ii) the Surviving Corporation shall not be required to pay annual premiums for the Existing D&O Policy (or for any substitute or “tail” policies) in excess of $750,000 (the “Maximum Premium”). In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute or “tail” policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium.

(e) The provisions of this Section 5.9 are intended to be in addition to, and Parent shall, and shall cause the Surviving Corporation to, enforce and honor, to the fullest extent permitted by law for a period of six (6) years from the Effective Time, the rights otherwise available to the current directors, officers, employees and agents of the Company and its Subsidiaries by Law, charter, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their Representatives.

(f) In the event the Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, in each case, proper provision shall be made so that the successors and assigns of the Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.

Section 5.10 Conveyance Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

Section 5.11 Delisting. Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from Nasdaq and terminate registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the Effective Time.

Section 5.12 Financing.

(a) Parent shall use its commercially reasonable best efforts to: (i) negotiate definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Financing Commitments or, to the extent the financing contemplated by the Financing Commitments is not available to Parent, on terms that are not materially less favorable, in the aggregate, to Parent and the Company (as determined in the reasonable judgment of Parent, and with such determination based in part of the relevant closing conditions) than the terms of the Debt Financing Commitment and subject to Section 5.12(b); (ii) satisfy on a timely basis all conditions set forth in such Debt Financing Commitments applicable to Parent and Merger Sub that are within their control; (iii) obtain, at or prior to the Closing Date the financing necessary such that Parent and Merger Sub, in either case, will have at and after the Closing funds sufficient to pay all of the amounts payable under Article I of this Agreement or otherwise in connection with the Merger and related fees and expenses of the parties associated therewith; (iv) fully enforcing the Lender’s obligations (and the rights of Parent and Merger Sub) under the Debt Financing Commitment; and (v) fully enforcing the Sponsors’ obligations (and the rights of Parent and Merger Sub) under the Equity Financing Commitment. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments, Parent shall use its commercially reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms not materially less favorable, in the aggregate, to Parent (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event. Parent shall give the Company prompt notice of any material breach by any party to the Financing Commitments, of which Parent becomes aware, or any termination of the Financing Commitments.

(b) The Company shall use commercially reasonable efforts to cooperate, and to cause its Subsidiaries and Representatives to cooperate, with Parent and Representatives of Parent in connection with the Financing, including by: (i) furnishing Parent and its financing sources as promptly as practicable with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent, including all financial statements and projections and other pertinent information required by the Debt Financing Commitment and requested in writing by Parent (other than information for which the Company is dependent on information to be provided by Parent to the Company in order to prepare such financial statements and projections, unless such information is provided to the Company by Parent or the Lender or any of their respective Representatives at least five (5) Business Days prior to the date required to be delivered by the Company) (all such information in this clause (i), the “Required Information”); (ii) participating in meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies; (iii) assisting with the preparation of materials for rating agency presentations, confidential information memoranda and similar documents required in connection with the Financing; (iv) executing and delivering any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent or otherwise reasonably facilitating the pledging of collateral (provided that such documents will not take effect until the Effective Time); provided, however, nothing herein shall require such assistance to the extent it would unreasonably interfere with the business or operations of the Company or its Subsidiaries; provided, further, that notwithstanding the foregoing, no obligations of the Company, its Subsidiaries or their respective Affiliates or Representatives under any agreement, document or instrument executed or delivered by the Company, its Subsidiaries or their respective Affiliates or Representatives pursuant to the Company’s obligations under this Section 5.12(b) shall be effective until the Effective Time; provided, further, that nothing herein shall require such assistance to the extent it would require the Company to pay (or to agree to pay) any fees, reimburse any expenses, incur any liability or give any indemnities prior to the Effective Time for which it is not reimbursed or indemnified; provided, further, that if the Company in good faith reasonably believes it has delivered the Required Information at the time the Marketing would commence (assuming the Required Information had been delivered), it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case receipt of such Required Information shall be deemed to have been satisfied on the date of such notice for purposes of the commencement of the Marketing Period unless Parent in good faith reasonably believes the Company has not completed delivery of the Required Information and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Information the Company has not delivered).

(c) Neither Parent nor Merger Sub shall amend, modify, alter, waive, replace or agree to amend, modify, alter, waive or replace (in any case whether by action or inaction), any term of the Financing Commitments if such amendment, modification, waiver or replacement (x) reduces the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount of the Debt Financing unless the Equity Financing is increased by a corresponding amount) beyond what is contemplated under the Debt Financing Commitment (other than as a result of the exercise of any lender flex provisions contained in any fee letter entered into by Parent or Merger Sub in connection with such Debt Financing Commitment (provided that no such exercise shall result in a reduction of the aggregate committed amount of financing under the Debt Financing Commitment)) or (y) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to (I) delay or prevent the Closing Date, (II) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (III) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against other parties to the Financing Letters or the definitive agreements with respect thereto, and shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Financing Commitments (including any lender flex provisions contained in any fee letter entered into by Parent or Merger Sub in connection with such Debt Financing Commitment), including using its reasonable best efforts to (i) maintain in effect the Financing Commitments, (ii) satisfy on a timely basis all conditions applicable to the Parent and Merger Sub to obtaining the Debt Financing at the Closing set forth therein that are within its control, (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Financing Commitment (other than changes to such terms and conditions as a result of the exercise of any lender flex provisions contained in any fee letter or other changes that, in each case, do not reduce the aggregate committed amount of financing under, or the conditionality of, the Debt Financing Commitment) and provide copies of such definitive agreements to the Company; and (iv) upon satisfaction of the conditions set forth in the Financing Commitments, consummate the Financing at or prior to the Closing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment (including any lender flex provisions contained in any fee letter entered into by Parent or Merger Sub in connection with such Debt Financing Commitment and other that changes to such terms and conditions that, in each case, do not reduce the aggregate committed amount of financing under, or the conditionality of, the Debt Financing Commitment), the Parent shall promptly notify the Company (and in any event within one (1) Business Day thereof) and shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms and conditions no less favorable to the Parent and Merger Sub and in an amount sufficient to consummate the transactions contemplated hereby promptly following the occurrence of such event.

(d) Parent and the Surviving Corporation shall take any and all actions reasonably necessary to ensure that any distributions by the Surviving Corporation to the Company Shareholders in connection with this Agreement, if any, shall be made in compliance with the CCC and without any liability to the Indemnified Parties or the Company Shareholders under the CCC.

(e) At the Closing, Parent shall provide to Fenwick & West LLP, counsel to the Company, Federal Reserve Wire Network reference numbers reflecting the funding to Parent of amounts dispersed to Parent (or one or more of Parent’s Subsidiaries) pursuant to the Financing.

Section 5.13 Section 16 Matters. Prior to the Effective Time, the Company shall, and shall be permitted to, take all such steps as may reasonably be necessary to cause the transactions contemplated by this Agreement, including any dispositions of shares of Company Common Stock (including any Company Common Stock Options or Company RSUs) by each Person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Employee Benefits.

(a) During the one-year period commencing at the Effective Time, Parent shall provide to employees of the Company and its Subsidiaries who remain employed by the Company or its Subsidiaries in the United States (the “Continuing Employees”) compensation and benefits (but excluding any Change of Control Obligations or equity-based or non-qualified deferred compensation plans, programs, agreements or arrangements) that are in the aggregate, no less favorable than the compensation and benefits (but excluding any Change of Control Obligations or equity-based or non-qualified deferred compensation plans, programs, agreements or arrangements) being provided to Continuing Employees immediately prior to the Effective Time under the Company Benefit Plans. Each Continuing Employee shall, to the extent permitted by applicable law, receive full credit for purposes of eligibility and vesting. With respect to any health benefit plans maintained by Parent for the benefit of Continuing Employees located in the United States, subject to any applicable plan provisions, contractual requirements or applicable law, Parent shall: (A) use commercially reasonable efforts to cause to be waived any eligibility requirements or pre-existing condition limitations in the plan year in which the Effective Time occurs, to the extent satisfied or waived under a similar Company Benefit Plan as of the Effective Time; and (B) give effect, in determining any deductible maximum out-of-pocket limitations in the plan year in which the Effective Time occurs, to amounts paid by such Continuing Employees with respect to substantially similar plans maintained by the Company or its Subsidiaries during the plan year in which the Effective Time occurs.

(b) No provision of this Agreement shall be deemed to (i) require or guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Corporation or any of their Affiliates to terminate, any Continuing Employee at any time and for any or no reason, (ii) require Parent or the Surviving Corporation to establish or continue any benefit or compensation plan, program, agreement or arrangement or prevent the amendment, modification or termination thereof at any time, or (iii) establish or amend any benefit or compensation plan, program, agreement or arrangement. The parties hereto acknowledge and agree that all provisions contained in this Section 5.14 are included for the sole benefit of the parties to this Agreement, and that nothing in this Section 5.14 or any other provision of this Agreement, whether express or implied, shall be construed to create any third-party beneficiary or other rights in any other Person, including any employees or former employees of the Company, any of its Subsidiaries or Affiliates or any Continuing Employee, or any dependent or beneficiary thereof, other than the parties to this Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the parties to effect the Merger on the Closing Date are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Company Common Shareholder Approval. The Company Required Vote shall have been obtained.

(b) No Order. No Law or Order (whether temporary, preliminary or permanent) shall have been enacted, issued, promulgated, enforced or entered that is in effect or pending and that prevents or prohibits consummation of the Merger.

(c) HSR Act or other Foreign Competition Law. The applicable waiting periods, together with any extensions thereof, under the HSR Act or any other applicable pre-clearance requirement of any foreign competition Law shall have expired or been terminated.

Section 6.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger on the Closing Date are also subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) Other than the representations and warranties set forth in Sections 3.1(a)(i) with respect to the Company (and not with respect to any Scheduled Subsidiary), 3.2, 3.3(a), and 3.20, the representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for such failures to be true and correct which, individually or in the aggregate, have not and would not have a Company Material Adverse Effect, (ii) the representations and warranties set forth in Sections 3.1(a)(i) with respect to the Company (and not with respect to any Scheduled Subsidiary), 3.2, and 3.20, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date) and (iii) the representations and warranties set forth in Sections 3.3(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), except where the failure to be so true and correct would not result in the payment by Parent or the Surviving Corporation of an aggregate value of consideration in the Merger in excess of $1,000,000 or more over the aggregate value of the consideration that would have been payable by Parent or the

Surviving Corporation in the Merger in the absence of such failure to be true and correct. Parent shall have received a certificate of an executive officer of the Company on its behalf to the foregoing effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of an executive officer of the Company on its behalf to the foregoing effect.

(c) FIRPTA. Parent shall have received a certificate from the Company, in the form attached hereto as Exhibit B, to the effect that the Company is not a U.S. real property holding company.

(d) No Material Adverse Effect. Since the date of this Agreement there shall not have occurred and be continuing a Company Material Adverse Effect.

(e) Company Reports. The Company shall have filed all Company Reports required to be filed with the SEC prior to the Effective Time and that are required to contain financial statements.

Section 6.3 Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger on the Closing Date is also subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for such failures to be true and correct which, individually or in the aggregate, have not and would not prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement. The Company shall have received a certificate signed by an executive officer of Parent on its behalf to the foregoing effect.

(b) Agreements and Covenants. Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate of an executive officer of Parent to that effect.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger (and the other transactions contemplated by the Transaction Documents) may be abandoned at any time prior to the Effective Time (notwithstanding if the Company Required Vote has been obtained):

(a) by the mutual written consent of the Company and Parent, which consent shall have been approved by the action of their respective Boards of Directors;

(b) by the Company or Parent, if any Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger, and such Order or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (b) shall not have initiated such proceeding or taken any action in support of such proceeding and such party shall have used its reasonable best efforts to prevent and oppose such Order or other action;

(c) by either Parent or the Company, if at the Company Shareholders Meeting (giving effect to any adjournment or postponement thereof), the Company Required Vote shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.1(c) by the Company shall not be available to the Company where the failure to obtain such Company Required Vote is caused by a material breach of the Company’s obligations under Section 5.6;

(d) by the Company in order to enter into an Acquisition Agreement for a Superior Proposal; provided, however, that this Agreement may not be so terminated unless (i) the Company Board of Directors shall have complied with the procedures set forth in Sections 5.6 and (ii) the payment required by Section 7.2(b) is made in full to Parent pursuant to the terms set forth in this Agreement;

(e) by Parent if (i) there shall have been a Company Adverse Recommendation Change, (ii) the Company Board of Directors has failed to reaffirm the Company Recommendation within five (5) Business Days after Parent has requested in writing that it do so and continues to fail to reaffirm the Company Recommendation as of the date this Agreement is terminated pursuant to this Section 7.1(e), and (iii) any Third Party shall have commenced a tender or exchange offer or other transaction constituting or potentially constituting an Acquisition Proposal and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) Business Days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer;

(f) by either Parent or the Company, if the Merger shall not have been consummated prior to the earlier to occur of (i)(A) 90 days from the date of this Agreement in the event the SEC does not perform a full review of the Proxy Statement or (B) 150 days from the date of this Agreement in the event the SEC elects to perform a full review of the Proxy Statement and (ii) that date that is five (5) calendar days after the date upon which the Company Shareholders’ Meeting is originally scheduled to be held pursuant to Section 5.5(a), provided, however, that (x) such date referred to clause (ii) may be extended on one or more occasions by either party (by written notice to the other party) up to and including the date that is 150 days from the date of this Agreement in the event that the conditions set forth in Section 6.1(b) and Section 6.1(c) (but in the case of Section 6.1(b), only if related to antitrust or competition matters) have not been satisfied by such dates and (y) such date referred to in clause (ii) shall not occur sooner than three Business Days after the final day of the Marketing Period (the applicable date, the “Outside Termination Date”); provided, further, that the right to terminate this Agreement under this Section 7.1(f) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or results in, the failure of the Merger to occur on or before such date;

(g) by Parent (if Parent and Merger Sub are not in material breach of their representations, warranties, covenants or agreements under this Agreement), if (i) there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that would, individually or in the aggregate, result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) if continuing on the Closing Date and (ii) such breach (A) shall not have been cured (or is not capable of being cured) before the Outside Termination Date, (B) such breach is not reasonably capable of being cured before the Outside Termination Date, or (C) the Company does not within thirty days after receipt of written notice thereof initiate and sustain commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(g) if such breach by the Company is so cured);

(h) by the Company (if the Company is not in material breach of its representations, warranties, covenants or agreements under this Agreement), if (i) there has been a breach by Parent of any representation, warranty, covenant or agreement contained in this Agreement that would, individually or in the aggregate, result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) if continuing on the Closing Date (other than a breach of Section 5.12) and (ii) such breach (A) shall not have been cured before the Outside Termination Date, (B) such breach is not reasonably capable of being cured before the Outside Termination Date, or (C) Parent does not within thirty days after receipt of written notice thereof initiate and sustain commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(h) if such breach by Parent is so cured);

(i) by the Company, if (i) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), (ii) the Parent and Merger Sub fail to complete the Closing within two (2) Business Days following the date the Closing should have occurred pursuant to Section 1.2, and (iii) the Company stood ready and willing to consummate the Closing during such period; or

(j) by Parent (if Parent and Merger Sub are not in material breach of their representations, warranties, covenants or agreements under this Agreement), if the Company shall have breached any of its obligations under Section 5.6(a) (No Solicitation of Transactions) (other than any immaterial or inadvertent breaches thereof not intended to result in an Acquisition Proposal).

The party desiring to terminate this Agreement pursuant to subsection (b), (c), (d), (e), (f), (g),

(h), (i) or (j) of this Section 7.1 shall give written notice of such termination to the other party in accordance with Section 8.2, specifying the provision or provisions hereof pursuant to which such termination is effected. The right of any party hereto to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, or any of their respective Affiliates or Representatives, whether prior to or after the execution of this Agreement.

Section 7.2 Expenses; Termination Fee

(a) Expense Allocation. Except as otherwise agreed in writing by the parties, all out-of-pocket costs and expenses incurred in connection with the Transaction Documents, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such cost or expense.

(b) Company Termination Fee.

(i) If this Agreement is terminated: (A) by Parent pursuant to Section 7.1(e) (Adverse Recommendation); (B) by either party pursuant to Section 7.1(c) (No Vote) or by Parent pursuant to Section 7.1(j) (No Solicitation of Transactions) and, in either case, (x) prior to such termination an Acquisition Proposal (defined for the purpose of this clause (b) by replacing each reference to 20% in the definition of the term Acquisition Proposal with 60%) had been announced or otherwise made publicly known and not withdrawn, and within twelve (12) months following such termination, the Company enters into an Acquisition Agreement and thereafter consummates the transactions contemplated by such Acquisition Agreement; or (C) by the Company pursuant to Section 7.1(d) (Superior Proposal); then the Company shall pay Parent a fee equal to $25,000,000, less any Parent Expenses previously reimbursed pursuant to Section 7.2(d) (the “Company Termination Fee”).

(ii) Such Company Termination Fee shall be paid in immediately available funds and shall be due and payable on the date that is (A) five (5) Business Days after the date of termination in the event of a termination by Parent pursuant to Section 7.1(e) (Adverse Recommendation), (B) upon the consummation of the transaction contemplated by the applicable Acquisition Agreement in the event of a termination pursuant to Section 7.1(c) (No Vote) or Section 7.1(j) (No Solicitation of Transactions), or (C) the date on which a termination occurs pursuant to Section 7.1(d) (Superior Proposal) (or the next Business Day, if on a date that is not a Business Day).

(iii) The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than provision of this Agreement, at the same or at different times and the occurrence of different events.

(iv) If the Company becomes obligated to pay the Company Termination Fee pursuant to this Section 7.2(b), Parent and Merger Sub agree that, other than in the case of fraud, its right to receive the Company Termination Fee from the

Company shall be its sole and exclusive remedy as set forth in Section 8.8(a).

(c) Parent Termination Fee.

(i) If this Agreement is terminated by the Company pursuant to (x) Section 7.1(h) (Parent Breach) or (y) Section 7.1(i) (Failure to Close), then Parent shall promptly pay or cause to be paid a fee equal to $60,000,000 (the “Parent Termination Fee”) to the Company promptly, and in any event within two (2) Business Days following such termination, by wire transfer of same day funds to one or more accounts designated by the Company.

(ii) The parties hereto acknowledge and agree that in no event shall the Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than provision of this Agreement, at the same or at different times and the occurrence of different events.

(iii) If Parent becomes obligated to pay the Parent Termination Fee pursuant to this Section 7.2(c), the Company agrees that, other than in the case of fraud, its right to receive the Parent Termination Fee from Parent or from the Sponsors pursuant to the Limited Guarantees shall be its sole and exclusive remedy as set forth in Section 8.8(b).

(d) Expense Reimbursement. In the event this Agreement is terminated (i) pursuant to Section 7.1(c) (No Vote) under circumstances in which the Company Termination Fee is not then payable pursuant to Section 7.2(b) and prior to the time of such termination by Parent, Parent and Merger Sub were not in breach of their representations, warranties, covenants or agreements under this Agreement, or (ii) under Section 7.1(g) (Company Breach) and due to a willful breach by the Company, then the Company shall, following receipt of an invoice therefor, promptly (in any event within two (2) Business Days) pay up to $2,000,000 of Parent’s reasonable and documented out-of-pocket fees and expenses (including legal fees and expenses) incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (including the Financing) (the “Parent Expenses”), by wire transfer of same day funds to one or more accounts designated by Parent; provided, that the existence of circumstances which could require the Company Termination Fee to become subsequently payable by the Company pursuant to Section 7.2(b) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 7.2(d); provided, further, that the payment by the Company of Parent Expenses pursuant to this Section 7.2(d) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 7.2(b) except to the extent indicated in Section 7.2(b).

(e) Acknowledgment. The parties acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated in this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 7.2(b) or Section 7.2(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without the agreements contained in this Section 7.2, the parties would not have entered into this Agreement.

Section 7.3 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent and Merger Sub or the Company, except that the provisions of Section 5.7(a), Section 7.1, Section 7.2, this Section 7.3 and Article VIII shall survive such termination.

Section 7.4 Amendment. This Agreement may be amended by the parties in writing by action of their respective Boards of Directors at any time before or after the Company Required Vote has been obtained and prior to the filing of the Agreement of Merger with the California Secretary; provided, however, that, after the Company Required Vote shall have been obtained, no such amendment, modification or supplement shall be made which by Law requires the further approval of the Company Common Shareholders without such further approval. This Agreement may not be amended, changed or supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties.

Section 7.5 Extension; Waiver. At any time prior to the Effective Time, each of the Company, Parent and Merger Sub may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the provisions of Section 7.4, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties in this Agreement that by its terms contemplates performance after the Effective Time.

Section 8.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing (and made orally if so required pursuant to any section of this Agreement) and shall be deemed given (and duly received) if delivered personally, sent by overnight courier (providing proof of delivery and confirmation of receipt by telephonic notice to the applicable contact person) to the parties or sent by fax (providing proof of transmission and confirmation of transmission by telephonic notice to the applicable contact person) at the following addresses or fax numbers (or at such other address or fax number for a party as shall be specified by like notice):

if to Parent, to

c/o Thoma Bravo, LLC

600 Montgomery Street, 32nd Floor

San Francisco, CA 94111

Attn:	Orlando Bravo
Seth Boro
Phone:	(415) 263-3660
Fax:	(415) 392-6480

with a copy to:

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

Attn:	Gerald T. Nowak, P.C.
Jared G. Jensen
Phone:	(312) 862-2000
Fax:	(312) 862-2200

if to the Company, to

SonicWALL, Inc.

2001 Logic Drive

San Jose, CA 95124

Attn:	Matthew T. Medeiros
Phone:	(408) 745-9600
Fax:	(408) 745-9300

with a copy to:

Fenwick & West LLP

Silicon Valley Center

801 California St.

Mountain View, CA 94041

Attn:	Richard L. Dickson
Kris S. Withrow
Phone:	(650) 988-8500
Fax:	(650) 938-5200

Section 8.3 Interpretation. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents, headings and index of defined terms contained in this

Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereby” refer to this Agreement. The Company Disclosure Letter, as well as any schedules thereto and any exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. The words “provided to Parent” means provided to Parent or any of Parent’s Representatives.

Section 8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.5 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder other than the parties hereto and their respective successors and permitted assigns, except (a) as set forth in or contemplated by the terms and provisions of Section 5.9, and (b) from and after the Effective Time, the rights of holders of shares of the Company Common Stock to receive the merger consideration set forth in Article I and the rights of the holders of Company Common Stock Options and Company RSUs to receive the amounts set forth in Article I, who, in all cases, shall have the right to enforce such provisions directly. Notwithstanding anything herein to the contrary, the Lender Parties are third-party beneficiaries of Sections 7.2(c)(iii), 8.8(b)(v), 8.8(d), 8.10 and 8.11 of this Agreement with rights of enforcement against all parties hereto under the provisions of such Sections and each Lender Party is entitled to rely upon the terms and provisions of such Sections. Sections 7.2(c)(iii), 8.8(b)(v), 8.8(d), 8.10 and 8.11 of this Agreement (and the related definitions and other provisions of this Agreement to the extent a modification or waiver or termination would serve to modify the substance or provisions of such Sections) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Lender Parties without the prior written consent of the Lender Parties and shall survive any termination of this Agreement.

Section 8.6 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

Section 8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties hereto; provided, however, that prior to the Closing, Parent and Merger Sub may assign this Agreement (in whole but not in part) to Parent or any of its Affiliates and/or to any parties providing the Financing pursuant to the terms thereof (including for purposes of creating a security interest herein or otherwise assign as collateral in respect of such Financing). No assignment by any party hereto shall relieve such party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

Section 8.8 Enforcement.

(a) Remedies of Parent and Merger Sub.

(i) Specific Performance. Prior to the valid termination of this Agreement pursuant to Article VII, Parent and Merger Sub shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by the Company and to enforce specifically the terms and provisions hereof, including the Company’s obligation to consummate the Merger.

(ii) Company Termination Fee. Parent shall be entitled to payment of the Company Termination Fee if and when payable under Section 7.2(b) hereof.

(iii) Parent Expenses. Parent shall be entitled to reimbursement of Parent Expenses if and when payable under Section 7.2(d) hereof.

(iv) Termination. Parent and Merger Sub shall be entitled to terminate this Agreement in accordance with Article VII hereof.

(v) Damages. Other than in the case of fraud, in no event shall Parent, Merger Sub or any of their respective equityholders, officers, directors, employees, agents, controlling persons, assignees or Affiliates of any of the foregoing have the right to seek or obtain money damages from the Company under this Agreement (whether at law or in equity, in contract, in tort or otherwise) other than the right of Parent and Merger Sub to payment of the Company Termination Fee or Parent Expenses as set forth in Sections 8.8(a)(ii) and (a)(iii) above.

(b) Remedies of the Company.

(i) Specific Performance — Closing. Prior to a valid termination of this Agreement pursuant to Article VII hereof, the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable remedies to enforce Parent’s and Merger Sub’s obligations to cause the Equity Financing to be funded and to consummate the Merger only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (ii) the Debt Financing (or, if alternative financing is being used in accordance with Section 5.12, such alternative financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has irrevocably confirmed in a written notice delivered to Parent and Parent’s sources of Debt

Financing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically the Parent’s right to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing). In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement other than solely under the specific circumstances and as specifically set forth in this Section 8.8(b). For the avoidance of doubt, while the Company may pursue both a grant of specific performance and the payment of the Parent Termination Fee, under no circumstances shall the Company be entitled to receive both a grant of specific performance and payment of the Parent Termination Fee.

(ii) Specific Performance — Other Covenants. Prior to the valid termination of this Agreement pursuant to Article VII and other than as it relates to the right to cause the Equity Financing to be funded and to consummate the Merger (which are governed by the provisions of Section 8.8(b)(i)), the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by Parent and Merger Sub and to enforce specifically the terms and provisions hereof (including, but not limited to demanding Parent and Merger Sub to use commercially reasonable best efforts to secure the Debt Financing).

(iii) Parent Termination Fee. The Company shall be entitled to payment of the Parent Termination Fee if and when payable under Section 7.2(c) hereof.

(iv) Termination. The Company shall be entitled to terminate this Agreement in accordance with Article VII hereof.

(v) Damages; Expenses. Other than in the case of fraud, in no event shall the Company or any of its Subsidiaries or any of their respective equityholders, officers, directors, employees, agents, controlling persons, assignees or Affiliates of any of the foregoing have the right to seek or obtain money damages or expense reimbursement (whether at law or in equity, in contract, in tort or otherwise) from Parent or Merger Sub under this Agreement other than the right of the Company to payment of the Parent Termination Fee as set forth in Section 8.8(b)(iii) above. In addition, notwithstanding anything in this Agreement to the contrary, in no event shall the Lender Parties have any liability or obligation to the Company or any of its Subsidiaries or any of their respective equityholders, officers, directors, employees, agents, controlling persons or assignees or Affiliates of any of the foregoing relating to or arising out of this Agreement or the transactions contemplated hereby; provided that, notwithstanding the foregoing, nothing in this Section 8.8(b)(v) shall in any way limit or modify the rights and obligations of Parent, Merger Sub or the Lender

Parties under the Debt Financing Commitment or Parent’s or Merger Sub’s obligations under this Agreement.

(c) Money Damages Not Adequate. The parties agree that irreparable damage would occur in the event that any of the provisions under this Agreement to which the right of specific performance is applicable were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement could not be adequately compensated in all cases by monetary damages alone. Each party hereby agrees, solely to the extent specific performance is available to it under this Section 8.8, not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 8.8. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction sought in accordance with the terms of this Section 8.8.

(d) Sole Remedy. The parties hereto acknowledge and agree that the remedies provided for in this Section 8.8 shall be the parties’ sole and exclusive remedies for any breaches this Agreement or any claims relating to the transactions contemplated hereby. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted by applicable law, any and all other rights, claims and causes of action, known or unknown, foreseen or unforeseen, which exist or may arise in the future, that such party may have against the other party or any of its Representatives arising under or based upon any federal, state or local law (including any securities law, common law or otherwise) for any breach of the representations and warranties or covenants contained in this Agreement.

Section 8.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable shall not affect the validity or enforceability of the remaining terms and provision hereof. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid, illegal or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid, legal and enforceable and that comes closest to expressing the intention of the invalid, illegal or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid, illegal or unenforceable term or provision with a valid, legal and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable term.

Section 8.10 Consent to Jurisdiction; Venue.

(a) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any action, proceeding, claim, controversy or dispute

(whether at law, in equity, in contract, in tort or otherwise) arising out of or relating to this Agreement and the Confidentiality Agreement (including any such action, proceeding, claim, controversy or dispute involving any Lender Party), and each of the parties hereto irrevocably agrees that all claims in respect of such action, proceeding, claim, controversy or dispute (whether at law, in equity, in contract, in tort or otherwise) shall be heard and determined exclusively in any Delaware state or federal court sitting in the State of Delaware. Each of the parties hereto agrees that a final judgment in any action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action relating to the Merger, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 8.10 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

Section 8.11 Waiver of Trial by Jury. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY MATTERS RELATING TO THE LENDER PARTIES). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11 AND SUCH WAIVERS SHALL EXTEND TO AND BENEFIT THE LENDER PARTIES.

ARTICLE IX

CERTAIN DEFINITIONS

“Acceptable Confidentiality Agreement” shall mean an agreement that is either (i) in effect as of the execution and delivery of this Agreement or (ii) executed, delivered and effective after the execution, delivery and effectiveness of this Agreement, in either case containing provisions that require any counter-party(ies) thereto (and any of its(their) representatives named therein) that receive material non-public information of or with respect to the Company to (x) keep such information confidential and (y) with standstill provisions that are no less restrictive in the aggregate to such counter-party(ies) (and any of its(their) representatives named therein) than the terms of the Confidentiality Agreement.

“Acquisition Agreement” shall mean any agreement in principle, merger agreement,

stock purchase agreement, asset purchase agreement, acquisition agreement, option agreement or similar agreement relating to an Acquisition Proposal.

“Acquisition Proposal” shall mean any proposal or offer relating to (i) the acquisition of twenty (20) percent or more of the Equity Interests in the Company by any Third Party (by vote or by value), (ii) any merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction which would result in any Third Party acquiring assets (including capital stock of or interest in any Subsidiary or Affiliate of the Company) representing, directly or indirectly, twenty (20) percent or more of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such transaction), or (iii) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Third Party beneficially owning twenty (20) percent or more of the outstanding shares of Company Common Stock and any other voting securities of the Company, or (iv) any combination of the foregoing.

“ADA” shall mean the Americans with Disabilities Act.

“ADEA” shall mean the Age Discrimination in Employment Act.

“Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Agreement of Merger” shall mean the Agreement of Merger with respect to the Merger, containing the provisions required by, and executed in accordance with, the CCC.

“Antitakeover Laws” shall mean any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover laws and regulations of any state or other jurisdiction, including the provisions of any statute or regulation under the CCC.

“Antitrust Laws” shall mean any other antitrust, unfair competition, merger or acquisition notification, or merger or acquisition control Laws under any applicable jurisdictions, whether federal, state, local or foreign.

“Associate” of any Person shall have the meaning assigned thereto by Rule 12b-2 under the Exchange Act.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in San Francisco, California are authorized or obligated by Law or executive order to be closed.

“California Secretary” shall mean the Secretary of State of the State of California.

“Certificate” shall mean each certificate representing one or more shares of Company Common Stock or, in the case of uncertificated shares of Company Common Stock, each entry in the books of the Company representing uncertificated shares of Company Common Stock.

“Change of Control Obligation” means any change of control payment, special bonus, stay bonus, retention bonus, severance payment, or similar compensation that the Company or any of its Subsidiaries has agreed to pay to any of their respective employees, officers or directors and that becomes due and payable as a result of the consummation of the Merger or the other transactions contemplated hereby, whether due and payable prior to, at or after the Closing (including obligations that are contingent upon both the consummation of the Merger and the occurrence of another event or the passage of time).

“Closing” shall mean the closing of the Merger, as contemplated by Section 1.2.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Articles of Incorporation” shall mean the Company’s Articles of Incorporation as in effect as of the date hereof.

“Company Benefit Plan” shall mean each “employee benefit plan,” as defined in Section 3(3) of ERISA, and each other benefit or compensation plan, policy, program, arrangement or agreement sponsored, maintained or contributed or required to be contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any Liability.

“Company Bylaws” shall mean the Bylaws of the Company, as in effect as of the date hereof, including any amendments.

“Company Common Stock-Based Award” shall mean each right of any kind to receive shares of Company Common Stock or benefits measured by the value of a number of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock, granted under Company Equity Plans (including stock appreciation rights, restricted stock, restricted stock units, deferred stock units and dividend equivalents), other than Company Common Stock Options.

“Company Common Stock Option” shall mean each outstanding option to purchase shares of Company Common Stock under the Company Equity Plans.

“Company Common Stock Rights” shall mean any options, warrants, convertible securities, subscriptions, stock appreciation rights, voting interest, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) obligating the Company to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, the Company or which would otherwise alter the capitalization of the Company.

“Company Disclosure Letter” shall mean the Company Disclosure Schedule dated the date hereof and delivered by the Company to Parent on or prior to the execution of this Agreement.

“Company Employee” shall mean any employees of the Company or any of its Subsidiaries.

“Company Financial Advisor” shall mean Centerview Partners LLC.

“Company Financial Statements” shall mean all of the financial statements of the Company and its Subsidiaries included in the Company Reports.

“Company Intellectual Property” shall mean Intellectual Property that is used in the business of the Company or any of its Subsidiaries as currently conducted by the Company or any of its Subsidiaries and to which the Company or any of its Subsidiaries claims rights by virtue of ownership of title to such Intellectual Property.

“Company Knowledge Person” shall mean the Persons set forth on Schedule 9.1 to the Company Disclosure Letter.

“Company Material Adverse Effect” shall mean, with respect to the Company, any effect, change, event, occurrence, circumstance or development (each an “Effect”) that is or would reasonably be expected to become materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, or any Effect resulting directly or indirectly from any of the following, be deemed to constitute a Company Material Adverse Effect: (i) changes in the Company’s stock price or trading volume, in and of itself; (ii) any failure by the Company to meet published revenue, earnings or other financial projections or any failure by the Company to meet any internal budgets, plans or forecasts of revenue, earnings or other financial projections, in and of itself (provided, however, that the exception in this clause and in clause (i) above shall not in any way prevent or otherwise affect a determination that any change, event, circumstance, development or effect underlying such changes or failures has resulted in, or contributed to, a Material Adverse Effect); (iii) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally (to the extent such changes in each case do not disproportionately affect the Company relative to other companies in its industry); (iv) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (v) changes in conditions in the industries in which the Company and its Subsidiaries conduct business, including changes in conditions in the software industry generally or the information security industry generally (to the extent such changes in each case do not disproportionately affect the Company relative to other companies in its industry); (vi) changes in political conditions in the United States or any other country or region in the world; (vii) acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world (to the extent such acts in each case do not disproportionately affect the Company); (viii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions in the United States or any other country or region in the world (to the extent such events in each case do not disproportionately affect the Company); (ix) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby; (x) compliance with the terms of, or the taking of any action required by, this Agreement, or the failure to take any action prohibited by this Agreement; (xi) any actions taken, or failure to take action, in each case, to which Parent has in writing expressly approved, consented to or requested; (xii) changes in law, regulation or other legal or regulatory conditions (or the interpretation thereof) (to the extent such changes do not disproportionately affect the Company relative to other companies in its industry); (xiii) changes in GAAP or other accounting standards (or the interpretation thereof); (xiv) the availability or cost of equity, debt or other financing to Parent or Merger Sub; and (xv) any matters expressly set forth in the Company Disclosure Letter; provided, however, that for purposes of this clause (xv) the mere inclusion of a list of items such as contracts, option grants, customers, suppliers or intellectual property shall not be deemed to be disclosure of any issues under or liabilities with respect to the items on such list.

“Company Equity Plans” shall mean each compensatory stock option plan, program, arrangement or agreement of the Company, collectively, including the Company 2008 Equity Incentive Plan, the Company 2008 Inducement Plan, the Company 1998 Stock Option Plan and (if approved by the Company’s shareholders entitled to vote thereon) the Company 2010 Equity Incentive Plan.

“Company Permits” shall mean all authorizations, licenses, permits, certificates, approvals and orders of all Governmental Entities necessary for the lawful conduct of the businesses of the Company and its Subsidiaries.

“Company Reports” shall mean all forms, reports, statements, information and other documents (as supplemented and amended since the time of filing) filed or required to be filed by the Company with the SEC since December 31, 2008.

“Company Required Vote” shall mean the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the approval of this Agreement.

“Company 10-K” shall mean the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

“Confidentiality Agreement” shall mean that certain letter agreement between the Company and Thoma Bravo, LLC dated February 9, 2010.

“Dissenter Shares” shall mean shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by Dissenting Shareholders.

“Dissenting Shareholder” means any holder of shares of Company Common Stock who has not voted such shares in favor of the Merger and who is entitled to assert and properly asserts appraisal rights with respect to such shares pursuant to, and who complies in all respects with, the provisions of Section 13 of the CCC, and who has not effectively withdrawn or lost the right to assert appraisal rights under the provisions of Section 13 of the CCC.

“Effective Time” shall mean the effective time of the Merger, which shall be the time the Agreement of Merger is duly filed with the California Secretary, or at such later time as the parties hereto agree shall be specified in such Agreement of Merger.

“Employment Agreements” shall mean any employment, severance, retention, transaction bonus, change in control, material consulting, or other similar material contract between (including any contract pursuant to which the Company has incurred any Change of Control Obligation to any Company Employee): (i) the Company or any of its Subsidiaries or any current Company Affiliate; and (ii) any Company Employee (including any contract pursuant to which the Company has incurred any Change of Control Obligation to any Company Employee), other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable law) without any material obligation on the part of the Company or any of its Subsidiaries or any Company Affiliate to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by the Company or any of its Subsidiaries under applicable foreign law.

“Encumbrance” shall mean any lien, mortgage, pledge, deed of trust, security interest, charge, encumbrance or other adverse claim or interest, other than any Permitted Encumbrances.

“Environmental Claims” shall mean any and all actions, Orders, suits, demands, directives, claims, Encumbrances, investigations, proceedings or notices of violation by any Governmental Entity or other Person alleging potential responsibility or liability arising out of, based on or related to (i) the presence, release or threatened release of, or exposure to, any Hazardous Materials at any location or (ii) circumstances forming the basis of any violation or alleged violation of any Environmental Law.

“Environmental Laws” shall mean all Laws relating to pollution or protection of the environment or human health.

“Environmental Permits” shall mean all Permits required to be obtained by the Company in connection with its business under applicable Environmental Laws.

“Equity Interest” shall mean any share, capital stock, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument or right the value of which is based on any of the foregoing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“FLSA” shall mean the Fair Labor Standards Act.

“FMLA” shall mean the Family and Medical Leave Act.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean any United States federal, state or local or any foreign government or any court of competent jurisdiction, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign.

“Hazardous Materials” shall mean all hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos, polychlorinated biphenyls, radon gas and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” shall mean any of the following Liabilities: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith), (ii) Liabilities evidenced by bonds, debentures, notes, or other similar instruments or debt securities, (iii) Liabilities under or in connection with letters of credit or bankers’ acceptances or similar items (in each case whether or not drawn, contingent or otherwise), (iv) Liabilities related to the deferred purchase price of property or services other than trade payables incurred in the ordinary course of business or deferred revenue (including deferred purchase price, “earn-out”, or similar Liabilities related to prior acquisitions), (v) Liabilities arising from cash/book overdrafts, (vi) Liabilities under capitalized leases, (vii) Liabilities with respect to advances (other than advances to employees made in the ordinary course of business consistent with past practice), (viii) Liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates and (ix) Indebtedness of others guaranteed by the Company or its Subsidiaries or secured by any Encumbrance on the assets of the Company or its Subsidiaries.

“Intellectual Property” shall mean all common law and statutory rights in the following in any jurisdiction throughout the world: (i) all trademarks, trademark registrations, trademark rights and renewals thereof, trade names, trade name rights, trade dress, corporate names, logos, slogans, all service marks, service mark registrations and renewals thereof, service mark rights, and all applications to register any of the foregoing, together with the goodwill associated with each of the foregoing; (ii) all issued patents, patent rights, patent disclosures and inventions and patent applications; (iii) all registered and unregistered copyrights, copyrightable works, copyright registrations, renewals thereof, and applications to register the same; (iv) all Software; (v) all Internet domain names and Internet websites and the content thereof; (vi) all trade secrets, know-how and other confidential proprietary information; and (vii) all other intellectual property.

“IRS” shall mean the Internal Revenue Service.

“Knowledge,” or any similar expression used with respect to the Company, shall mean the actual knowledge after due inquiry of any Company Knowledge Person.

“Labor Laws” shall mean ERISA, the Immigration Reform and Control Act of 1986, the National Labor Relations Act, the Civil Rights Acts of 1866 and 1964, the Equal Pay Act, ADEA, ADA, FMLA, WARN, the Occupational Safety and Health Act, the Davis-Bacon Act, the Walsh-Healy Act, the Service Contract Act, Executive Order 11246, FLSA and the Rehabilitation Act of 1973, and all regulations under such acts.

“Law” shall mean any federal, state, local or foreign statute, law, regulation, requirement, interpretation, permit, license, approval, authorization, rule, ordinance, code, policy or rule of common law of any Governmental Entity, including any judicial or administrative interpretation thereof.

“Lender” shall mean Credit Suisse AG and Credit Suisse Securities (USA) LLC.

“Liabilities” shall mean any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, those arising under any contract, agreement, commitment, instrument, permit, license, franchise or undertaking and those arising as a result of any act or omission.

“Marketing Period” means the first period of twenty (20) consecutive Business Days commencing after the date hereof during which (i) Parent and the Lender shall have the Required Information and (ii) the definitive Proxy Statement shall have been mailed to holders of Company Common Stock; provided that (x) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is obtained, (y) if the mailing of the definitive Proxy Statement (the date of such mailing, the “Proxy Mailing Date”) occurs (A) on or before July 23, 2010, the Marketing Period shall commence no later than the Proxy Mailing Date (or if such date is not a Business Day, the immediately succeeding Business Day) if Parent and the Lender have the Required Information throughout the Marketing Period, or (B) after July 23, 2010, the Marketing Period shall commence on the later to occur of (1) the Proxy Mailing Date (or if such date is not a Business Day, the immediately succeeding Business Day) and (2) September 7, 2010) if Parent and the Lender have the Required Information throughout the Marketing Period; provided, further that Parent shall promptly notify Company of the date on which the Debt Financing is obtained. For the avoidance of doubt, after the Marketing Period has commenced, furnishing Parent and/or the Lender with updates to the Required Information (including updates to the financial statements and projections) as required by the Debt Financing Commitment shall not be deemed to terminate the twenty (20) consecutive Business Day period then in effect.

“Nasdaq” shall mean The Nasdaq Global Select Market.

“NLRB” shall mean the United States National Labor Relations Board.

“Open Source Software” shall mean any Software that is subject to the GNU General Public License (GPL), the Lesser GNU Public License (LGPL), any “copyleft” license or any other license that requires as a condition of use, modification or distribution of such Software that such Software or other Software combined or distributed with it be (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivative works; (iii) redistributable at no charge; or (iv) licensed subject to a patent non-assert or royalty-free patent license.

“Order” shall mean any writ, judgment, injunction, consent, order, decree, stipulation, award or executive order of or by any Governmental Entity.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, including, without limitation, all electrical,

mechanical, plumbing and other building systems; fire protection, security and surveillance systems; telecommunications, computer, wiring and cable installations; utility installations; water distribution systems; and landscaping and all easements and other rights and interests appurtenant thereto, including, without limitation, air, oil, gas, mineral and water rights currently owned by the Company or any of its Subsidiaries, or owned by the Company or any of its Subsidiaries at any time in the previous 10 years.

“Parent Bylaws” shall mean Parent’s Bylaws as in effect as of the date hereof.

“Parent Group” shall mean, collectively, Parent, the Sponsors or any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, Shareholders, Affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, Shareholder, Affiliate or assignee of any of the foregoing.

“Parent Material Adverse Effect” shall mean, with respect to Parent, any Effect that, individually or taken together with all other Effects, is or would be reasonably likely to prevent or materially delay the performance by Parent of any of its obligations under this Agreement or the consummation of the Merger or the other transactions contemplated by the Transaction Documents.

“Permitted Encumbrances” shall mean any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings; (iv) liens imposed by applicable law (other than Tax law); (v) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vi) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (vii) non-exclusive licenses by the Company or a Subsidiary in the ordinary course of its business consistent with past practice on its standard form of customer agreement as provided to Parent; and (viii) statutory, common law or contractual liens (or other encumbrances of any type) of landlords or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries.

“Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or government, or any political subdivision, agency or instrumentality thereof.

“Proxy Statement” shall mean a definitive proxy statement, including the related preliminary proxy statement and any amendment or supplement thereto, relating to the Merger and this Agreement to be mailed to the Company Common Shareholders in connection with the Company Shareholders Meeting.

“Products Under Development” shall mean the products of the Company or any of its Subsidiaries currently under development by the Company or such Subsidiary that are scheduled for commercial release by the Company or such Subsidiary during calendar year 2010, in their current state of development as of the Closing Date.

“Representatives” shall mean officers, directors, auditors, attorneys and financial advisors retained by such party (including the Company Financial Advisor).

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Software” shall mean any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (iv) all documentation, including User Documentation, user manuals and training materials, relating to any of the foregoing.

“Subsidiary” of any Person shall mean any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either directly or through or together with another Subsidiary of such Person) owns more than 50% of the voting stock or value of such corporation, partnership, limited liability company, joint venture or other legal entity.

“Subsidiary Stock Rights” shall mean any options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company or any Subsidiary of the Company relating to the issued or unissued capital stock of the Subsidiaries of the Company or obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, any Subsidiary of the Company.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal on terms that the Company Board of Directors shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) and taking into consideration, among other things, all of the terms, conditions, impact and all legal, financial, regulatory and other aspects of such Acquisition Proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination), including financing, regulatory approvals, shareholder litigation, identity of the Person or group making the Acquisition Proposal, breakup fee and expense reimbursement provisions and other events or circumstances beyond the control of the Company, would be, if consummated, more favorable to the Company Shareholders (in their capacity as such) than the terms of the Merger; provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” all references to “twenty percent (20%)” in the definition of “Acquisition Proposal” shall be references to “sixty percent (60%).”

“Surviving Corporation” shall mean the corporation surviving the Merger.

“Tax” (and, with correlative meaning, “Taxes”) shall mean any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax of any kind whatsoever, together with any interest or penalty or addition thereto, whether disputed or not, imposed by any Governmental Entity.

“Tax Return” shall mean any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Third Party” shall mean any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Company, Parent, Merger Sub or any Affiliates thereof.

“Transaction Documents” shall mean this Agreement, the Voting Agreements and all other agreements, instruments and documents to be executed by Parent, Merger Sub and the Company in connection with the transactions contemplated by such agreements.

“User Documentation” shall mean explanatory and informational materials concerning the Company products, in printed or electronic format, which the Company or any Subsidiary has released for distribution to end users with such Company products, which may include manuals, descriptions, user and/or installation instructions, diagrams, printouts, listings, flow-charts and training materials, contained on visual media such as paper or photographic film, or on other physical storage media in machine readable form.

“WARN” shall mean the United States Worker Adjustment and Retraining Notification Act.

Index of Terms Defined Elsewhere

Defined Term	Location

Action	Section 3.7(a)

Agreement	Preamble

Alternative Financing Commitments	Section 4.5

Bankruptcy and Equity Exception	Section 3.2

Book-Entry Shares	Section 1.4(a)

CCC	Recitals

Certificates	Section 2.2

Certifications	Section 3.8(b)

Index of Terms Defined Elsewhere

Defined Term	Location

Closing Date	Section 1.2

Company	Preamble

Company Adverse Recommendation Change	Section 5.6(d)(i)

Company Board of Directors	Recitals

Company Common Shareholders	Recitals

Company Common Stock	Recitals

Company Material Contract	Section 3.15(a)(xxi)

Company Real Property	Section 3.11(b)

Company Recommendation	Section 3.5(c)

Company Shareholders Meeting	Section 5.5(a)

Company Termination Fee	Section 7.2(b)(i)

Confidential Information	Section 5.2(e)

Continuing Employees	Section 5.14(a)

Debt Financing	Section 4.5

Debt Financing Commitment	Section 4.5

Equity Financing	Section 4.5

Equity Financing Commitments	Section 4.5

ESPP	Section 1.7(c)

Exchange Fund	Section 2.1

Existing D&O Policy	Section 5.9(d)

Export Approvals	Section 3.6(c)

FCPA	Section 3.6(b)

Final Offering	Section 1.7(c)

Financing	Section 4.5

Financing Commitments	Section 4.5

Indemnified Persons	Section 5.9(a)

Information Systems	Section 3.16(o)

Index of Terms Defined Elsewhere

Defined Term	Location

Intervening Event	Section 5.6(g)

Leases	Section 3.11(b)

Leased Real Property	Section 3.11(b)

Limited Guarantees	Recitals

Maximum Premium	Section 5.9(d)

Merger	Recitals

Merger Consideration	Section 1.4(a)

Merger Sub	Preamble

Notice Period	Section 5.6(e)(iii)

Outside Termination Date	Section 7.1(f)

Parent	Preamble

Parent Expenses	Section 7.2(d)

Paying Agent	Section 2.1

Parent Termination Fee	Section 7.2(c)(i)

Pre-Closing Period	Section 5.1(a)

Right	Recitals

Rights Plan	Recitals

Required Information	Section 5.12(b)

RSU	Section 1.7(d)

Scheduled Subsidiary(ies)	Section 3.1(a)

SEC Clearance Date	Section 5.4(b)

Sponsors	Recitals

Voting Agreements	Recitals

*   *   *   *   *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

PSM HOLDINGS 2, INC.

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Vice President and Secretary

PSM MERGER SUB, INC.

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Vice President and Secretary

SONICWALL, INC.

By:	/s/ Matthew Medeiros
Name:	Matthew Medeiros
Title:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger